    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1997

                                                      REGISTRATION NO. 333-31427
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                    AMERICAN FINANCIAL GROUP HOLDINGS, INC.
             (Exact name of Registrant as specified in its charter)

             OHIO                           6331                        31-1544320
(State or other jurisdiction of  (Primary Standard Industrial  (IRS Employer Identification
incorporation or organization)   Classification Code Number)              Number)

                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-2121
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ------------------------

        WITH COPIES TO:             JAMES E. EVANS, ESQ.              WITH COPIES TO:
                                  SENIOR VICE PRESIDENT AND
     GARY P. KREIDER, ESQ.             GENERAL COUNSEL           JOSEPH W. BARTLETT, ESQ.
  KEATING, MUETHING & KLEKAMP     AMERICAN FINANCIAL GROUP       MORRISON & FOERSTER, LLP.
     1800 PROVIDENT TOWER              HOLDINGS, INC.           1290 AVENUE OF THE AMERICAS
    ONE EAST FOURTH STREET         ONE EAST FOURTH STREET      NEW YORK, NEW YORK 10104-0050
    CINCINNATI, OHIO 45202         CINCINNATI, OHIO 45202             (212) 468-8000
        (513) 579-6400                 (513) 579-2536

                    (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

AMERICAN FINANCIAL                                                                ONE EAST FOURTH STREET
GROUP, INC.                                                                       CINCINNATI, OHIO 45202
                                                                                TELEPHONE (513) 579-2121

--------------------------------------------------------------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON DECEMBER 2, 1997


Dear Shareholder:


     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of American Financial Group, Inc. ("AFG") will be held at The Cincinnatian Hotel, 601 Vine Street, Cincinnati, Ohio on December 2, 1997 at 10:00 a.m., Eastern Time, for the following purposes:


     1. To consider and act upon a proposal to approve an Agreement and Plan of Reorganization, a copy of which is attached hereto as Annex A (the "AFG Reorganization"), pursuant to which AFG would become a wholly-owned subsidiary of a newly-formed holding company, American Financial Group Holdings, Inc., an Ohio corporation ("AFG Holdings"), and each share of AFG common stock would be converted into one share of AFG Holdings common stock;

     2. To grant authority to management to adjourn the meeting from time to time to solicit additional votes on Proposal No. 1; and

     3. To transact such other business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has approved the proposed AFG Reorganization and recommends that you vote in favor of it. Details of the proposed AFG Reorganization and other information concerning the AFG Special Meeting are included in the accompanying Joint Proxy Statement/Prospectus. Please give this material your careful attention.

     Approval of the AFG Reorganization requires the affirmative vote of the holders of a majority of the outstanding shares of AFG's common stock. Accordingly, whether or not you plan to attend the AFG Special Meeting, please complete, sign and date the accompanying Proxy Form and return it in the enclosed envelope. If you attend the AFG Special Meeting, you may vote in person, even if you have previously returned your Proxy Form. We would appreciate your prompt consideration.

                                          By Order of the Board of Directors,

                                          James C. Kennedy
                                          Secretary


Date: November 3, 1997


IF THE AFG REORGANIZATION IS CONSUMMATED, CERTIFICATES REPRESENTING SHARES OF AFG WILL REPRESENT A LIKE NUMBER OF SHARES OF AFG HOLDINGS WITHOUT ANY FURTHER ACTION. AS AFG HOLDINGS INTENDS TO CHANGE ITS NAME TO "AMERICAN FINANCIAL GROUP, INC." FOLLOWING THE AFG REORGANIZATION, AFG SHAREHOLDERS WILL NOT BE REQUIRED TO EXCHANGE THEIR EXISTING CERTIFICATES.


                 Subject to completion, dated October 29, 1997

AMERICAN FINANCIAL                                                                ONE EAST FOURTH STREET
ENTERPRISES, INC.                                                                 CINCINNATI, OHIO 45202
                                                                                TELEPHONE (513) 579-2171

--------------------------------------------------------------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON DECEMBER 2, 1997


Dear Shareholder:


     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of American Financial Enterprises, Inc. ("AFEI") will be held at The Cincinnatian Hotel, 601 Vine Street, Cincinnati, Ohio on December 2, 1997 at 10:15 a.m., Eastern Time, immediately following a special meeting of the shareholders of American Financial Group, Inc. ("AFG"), for the following purposes:


     1. To consider and act upon a proposal under which the shares of AFEI common stock which AFG does not beneficially own would be acquired by a new holding company parent of AFG and AFEI (the "AFEI Merger") pursuant to the Agreement and Plan of Merger attached hereto as Annex B (the "AFEI Merger Agreement"). Under the terms of the AFEI Merger Agreement, AFEI would merge with a subsidiary of American Financial Group Holdings, Inc. (a holding company newly-formed to own both AFG and AFEI, "AFG Holdings"), pursuant to which each share of AFEI common stock, not then beneficially owned by AFG, would be exchanged, at the option of each AFEI shareholder, for either (i) one new share of AFG Holdings common stock or (ii) $37.00 in cash;

     2. To grant authority to management to adjourn the meeting from time to time to solicit additional votes on Proposal No. 1; and

     3. To transact such other business as may properly come before the meeting or any adjournment thereof.

     Based on the unanimous recommendation of a Special Committee of independent directors, the Board of Directors has approved the proposed AFEI Merger and recommends that you vote in favor of it. In arriving at its recommendation to the Board, the Special Committee gave careful consideration to a number of factors described in the enclosed Joint Proxy Statement/Prospectus, including an opinion of Oscar Gruss & Son, Incorporated, the financial advisor of the Special Committee, to the effect that the merger consideration is fair, from a financial point of view, to holders of the common stock of AFEI, other than AFG and its subsidiaries. Affiliates of Oscar Gruss & Son, Incorporated owned approximately 7.2% of AFEI Common Stock at September 30, 1997.

     Details of the proposed AFEI Merger and other information concerning the AFEI Special Meeting are included in the accompanying Joint Proxy Statement/Prospectus. Please give this material your careful attention. Under Sections 33-855 to 33-872, inclusive, of the Connecticut Business Corporation Act ("CBCA"), holders of shares of AFEI's common stock are entitled to assert dissenters' rights. The full text of those sections of the CBCA, as well as a discussion of dissenters' rights, are contained in the Joint Proxy Statement/Prospectus.

     Under the AFEI Merger Agreement, approval of the AFEI Merger will require the affirmative vote of both the holders of at least 80% of the outstanding shares of AFEI's common stock and the holders of at least two-thirds of those shares of AFEI's common stock not beneficially owned by AFG or its affiliates or associates. Accordingly, whether or not you plan to attend the AFEI Special Meeting, please complete, sign and date the accompanying Proxy Form and return it in the enclosed envelope. If you attend the AFEI Special Meeting, you may vote in person, even if you have previously returned your Proxy Form. We would appreciate your prompt consideration.

                                          By Order of the Board of Directors,

                                          James C. Kennedy
                                          Secretary


Date: November 3, 1997


YOUR VOTE IS IMPORTANT. PLEASE DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY FORM WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.


                 Subject to completion, dated October 29, 1997

                             PROSPECTUS RELATING TO

                      61,660,397 SHARES OF COMMON STOCK OF
                    AMERICAN FINANCIAL GROUP HOLDINGS, INC.
                            ------------------------

                       JOINT PROXY STATEMENT RELATING TO
                    SPECIAL MEETINGS OF THE SHAREHOLDERS OF
    AMERICAN FINANCIAL GROUP, INC. AND AMERICAN FINANCIAL ENTERPRISES, INC.


                        BOTH TO BE HELD DECEMBER 2, 1997


                                  INTRODUCTION

     This Prospectus relates to the shares of Common Stock of American Financial Group Holdings, Inc. ("AFG Holdings") to be issued in connection with (i) an Agreement and Plan of Reorganization dated as of July 11, 1997, a copy of which is attached hereto as Annex A (the "Reorganization Agreement"), providing for a merger (the "AFG Reorganization") pursuant to which American Financial Group, Inc. ("AFG") would become a wholly-owned subsidiary of AFG Holdings, and (ii) an Agreement and Plan of Merger dated as of July 11, 1997, a copy of which is attached hereto as Annex B (the "AFEI Merger Agreement"), providing for a merger pursuant to which American Financial Enterprises, Inc. ("AFEI"), would become a wholly-owned subsidiary of AFG Holdings (the "AFEI Merger"). The Prospectus also serves as a Proxy Statement for Special Meetings of Shareholders of each of AFG (the "AFG Meeting") and AFEI (the "AFEI Meeting"), both of which will be held on November 25, 1997 (together, the "Special Meetings"). Upon the effectiveness of the AFG Reorganization, each share of AFG Common Stock outstanding would be automatically converted into one share of AFG Holdings Common Stock. Upon the effectiveness of the AFEI Merger, each share of AFEI Common Stock outstanding (other than shares which are beneficially owned by AFG) would be exchanged, at the option of each AFEI shareholder, for either one share of AFG Holdings Common Stock or $37.00 in cash. AFEI shareholders may elect to receive their merger consideration partly in shares of AFG Holdings Common Stock and partly in cash.


     AFG Common Stock is traded on the New York Stock Exchange and the AFG Holdings Common Stock into which it would be exchanged on a share-for-share basis is expected to be approved for listing on the same exchange upon consummation of the AFG Reorganization. AFEI Common Stock is traded on the Pacific Exchange. On October 28, 1997, the closing price for AFG Common Stock on the New York Stock Exchange was $36 1/16 per share. On October 28, 1997, the closing price for AFEI Common Stock on the Pacific Exchange was $39 7/8 per share.


          SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION OF
           CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BEFORE VOTING.


     This Joint Proxy Statement/Prospectus and the accompanying proxy are first being mailed to shareholders of both AFG and AFEI on or about November 4, 1997.



     The date of this Joint Proxy Statement/Prospectus is November 3, 1997.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION. NEITHER THE
COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AFG HOLDINGS, AFG, AFEI OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THE SHARES OF AFG HOLDINGS TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES COVERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SUCH SHARES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AFG HOLDINGS, AFG OR AFEI SINCE THE DATE HEREOF, OR THE DATE AS OF WHICH CERTAIN INFORMATION IS SET FORTH HEREIN.

                             AVAILABLE INFORMATION

    AFG and AFEI are each subject to the informational requirements of the Securities and Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith each files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 75 Park Place, 14th Floor, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the World Wide Web located at http://www.sec.gov. In addition, material filed by AFG can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the AFG Common Stock is traded. AFEI Common Stock is traded on the Pacific Exchange. Reports can be inspected at the offices of the Pacific Exchange at 301 Pine Street, San Francisco, California 94104, Attention: Records Department.

    AFG Holdings has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Commission under the Securities Act of 1933 (the "Securities Act"). This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the Rules and Regulations of the Commission. For further information pertaining to AFG Holdings and the shares to be issued in the AFG Reorganization and the AFEI Merger, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at the office of the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents filed with the Commission by AFG and AFEI are incorporated herein by reference:


    1. Annual Report of AFG on Form 10-K for the year ended December 31, 1996, as amended on April 30, 1997 and October 29, 1997;


    2. Quarterly Reports of AFG on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

    3. Current Report of AFG on Form 8-K dated July 14, 1997;

    4. Proxy Statement of AFG for its 1997 Annual Meeting of Shareholders;

    5. Annual Report of AFEI on Form 10-K for the year ended December 31, 1996, as amended on April 30, 1997;

    6. Quarterly Reports of AFEI on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

    7. Current Report of AFEI on Form 8-K dated July 14, 1997.

    All documents filed after the date hereof by AFG or AFEI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and prior to the termination of the offering hereunder, shall be deemed to be incorporated in this Joint Proxy Statement/Prospectus by reference and to be a part of this Joint Proxy Statement/Prospectus from the date of filing of such documents.

    AFG and AFEI undertake to provide without charge to each person to whom a copy of this Joint Proxy Statement/ Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the information that has been incorporated by reference herein (not including exhibits to information incorporated by reference unless such exhibits are specifically incorporated by reference to information that this Joint Proxy Statement/Prospectus incorporates). These documents are available, upon request, from Fred J. Runk, Senior Vice President and Treasurer, American Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, telephone (513) 579-2488. In order to ensure timely delivery of the documents, any request should be made by five business days prior to the Special Meetings. AFG Holdings intends to furnish shareholders with annual reports containing audited financial statements.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Joint Proxy Statement/ Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Joint Proxy Statement/Prospectus.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Introduction..........................................................................     1
Available Information.................................................................     2
Documents Incorporated By Reference...................................................     2
Corporate Structure...................................................................     5
Summary...............................................................................     6
Proposed Reorganization And Merger Transactions.......................................     6
  The Parties.........................................................................     6
  The AFG Reorganization..............................................................     7
  The AFEI Merger.....................................................................     8
  The Special Meetings................................................................    10
  The AFC Merger......................................................................    10
Summary Historical Financial Information..............................................    12
Summary Pro Forma Financial Information (Unaudited)...................................    13
Comparative Per Share Data............................................................    14
Comparative Per Share Market Information..............................................    15
Introduction..........................................................................    16
The AFG Meeting.......................................................................    16
  General.............................................................................    16
  Record Date; Shares Entitled to Vote; Vote Required.................................    16
  Proxy Solicitation..................................................................    17
The AFEI Meeting......................................................................    17
  General.............................................................................    17
  Record Date; Shares Entitled to Vote; Vote Required.................................    17
  Proxy Solicitation..................................................................    18
Risk Factors..........................................................................    18
  Holding Company Structure; Dividend Restrictions....................................    18
  Cyclicality of the Insurance Industry; Impact of Catastrophes.......................    18
  Regulation..........................................................................    19
  Ratings; Competition................................................................    19
  Investment Portfolio; Effects of Changes in Interest Rates..........................    19
  Annuity Product Concentration; Potential Impact of Future Changes in Federal Income
     Tax Treatment of Annuity Products................................................    20
  Adequacy of Insurance Loss Reserves.................................................    20
  Reinsurance.........................................................................    21
  USX Litigation......................................................................    21
Special Factors.......................................................................    22
  Background of and Reasons for the AFEI Merger.......................................    22
  Recommendations of the Special Committee and the Board of Directors of AFEI; Reasons
     for Recommendations..............................................................    25
  Opinion of Financial Advisor........................................................    26
  Summary of Analysis.................................................................    27
  Certain Holdings of AFG and AFEI Common Stock.......................................    29
  Certain Litigation Affecting the AFEI Merger........................................    30

                                                                                        PAGE
                                                                                        ----
The AFG Reorganization................................................................    31
  General.............................................................................    31
  Conditions to the AFG Reorganization................................................    31
  Principal Reasons for the AFG Reorganization........................................    31
  AFG Holdings Company Structure, No Change in AFG's Business.........................    31
  Vote Required.......................................................................    32
  Directors' Recommendation...........................................................    32
  Name Changes........................................................................    32
  Authorized Capital Stock............................................................    32
  AFG Holdings' Board of Directors, Management........................................    32
  Dissenters' Rights..................................................................    32
The AFEI Merger.......................................................................    33
  Terms of the Merger.................................................................    33
  Vote Required.......................................................................    34
  Effective Time of the Acquisition...................................................    34
  Effect on Common Stock; Effect on Stock Options.....................................    34
  Cash Election.......................................................................    34
  Conditions..........................................................................    34
  Amendment and Termination...........................................................    35
  Expenses............................................................................    35
  Dissenters' Rights..................................................................    35
Certain United States Federal Income Tax Consequences.................................    37
  Tax Treatment of the Merger Transactions............................................    37
  Tax Basis of AFG Holdings Common Stock..............................................    37
  Holding Period of AFG Holdings Common Stock.........................................    38
  Backup Withholding on Cash Payments.................................................    38
Pro Forma Financial Information.......................................................    39
Description Of Capital Stocks.........................................................    44
  AFG Holdings........................................................................    44
  AFG.................................................................................    44
  AFEI................................................................................    45
Comparative Rights....................................................................    45
  AFG Holdings and AFG Shareholders...................................................    45
  AFG Holdings and AFEI Shareholders..................................................    45
Legal Matters.........................................................................    48
Experts...............................................................................    48
Proxy Solicitation....................................................................    48
Shareholder Proposals For 1998 Annual Meeting.........................................    48
Financial Statements Of AFG Holdings..................................................    49


Annex A Agreement and Plan of Reorganization among AFG Acquisition Corp., American Financial Group Holdings, Inc. and American Financial Group, Inc. dated July 11, 1997.

Annex B Agreement and Plan of Merger among American Financial Enterprises, Inc., AFEI Acquisition Corp., American Financial Group Holdings, Inc. and American Financial Group, Inc. dated July 11, 1997.

Annex C  Opinion of Oscar Gruss & Son, Incorporated, dated July 9, 1997.

Annex D  Ohio Dissenters' Rights Statute

Annex E  Connecticut Dissenters' Rights Statute

                              CORPORATE STRUCTURE

     The following summary organizational chart illustrates the current and proposed common stock ownership relationships among AFG and certain of its subsidiaries. It does not reflect precise ownership relationships.



                                CORPORATE CHART



                                       LOGO
---------------

(a) Assuming the consummation of the transactions described herein.

                                    SUMMARY

     The following summary has been prepared to assist (i) the shareholders of AFG in their consideration of the AFG Reorganization and (ii) the shareholders of AFEI in their consideration of the AFEI Merger. This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus and as incorporated herein by reference.

                PROPOSED REORGANIZATION AND MERGER TRANSACTIONS

     At the AFG Meeting, the shareholders of AFG will consider the AFG Reorganization pursuant to which AFG would become a wholly-owned subsidiary of AFG Holdings and the former shareholders of AFG will become shareholders of AFG Holdings. At the AFEI Meeting, the shareholders of AFEI will consider the AFEI Merger pursuant to which AFEI would merge with a subsidiary of AFG Holdings and each share of AFEI common stock not then beneficially owned by AFG would be exchanged, at the option of each AFEI shareholder, for either one share of AFG Holdings common stock or $37.00 in cash.

     In early 1997, AFG and AFEI began examining the feasibility of a transaction whereby AFEI would become a wholly owned subsidiary of AFG. AFG proposed the AFEI Merger so that it would not incur the costs (estimated to be approximately $500,000 annually) and other burdens associated with AFEI having public shareholders. AFG believed that since at least one principal outside shareholder of AFEI held shares of AFEI Common Stock with a very low tax basis, any proposed transaction should be structured to be tax-free to AFEI shareholders. For that reason, as well as the facts that AFG Common Stock represents approximately three-fourths of AFEI's assets and AFEI is a subsidiary of AFG, AFEI did not consider alternatives to a merger with AFG. AFG management believes that the form of the AFG Reorganization and AFEI Merger accomplish the goals of the transactions more fully set forth below under "Summary -- Reasons for the AFG Reorganization and Formation of AFG Holdings" and "-- Reasons for the AFEI Merger" and has determined, subject to the qualifications noted below in "Certain United States Federal Income Tax Consequences," that the transactions will be tax-free to the shareholders of AFG and AFEI receiving solely AFG Holdings Common Stock. The AFEI Merger is conditioned upon the closing of the AFG Reorganization.

                                  THE PARTIES

AMERICAN FINANCIAL GROUP,
INC........................  AFG, through its ownership of American Financial
                             Corporation ("AFC"), is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products. AFG's principal executive offices are located at One East Fourth Street, Cincinnati, Ohio 45202; its telephone number is
                             (513) 579-2121.

AFG HOLDINGS...............  AFG Holdings is a recently formed Ohio corporation which does not itself conduct any business operations. AFG Holdings owns all of the outstanding stock of AFEI Acquisition Corp. and AFG Acquisition Corp., both of which were recently formed solely to serve as acquisition vehicles to facilitate the AFG Reorganization and the AFEI Merger. In the AFG Reorganization, AFG Holdings would acquire the stock of AFG. As a result of the AFEI Merger, AFG Holdings would also own, directly or indirectly, all of the outstanding stock of AFEI. Upon the consummation of the AFG Reorganization, AFG Holdings will change its name to "American Financial Group, Inc." and AFG will change its name to "AFC Holding Company." See "The AFG Reorganization -- Name Changes." AFG Holdings' principal executive offices are those of AFG.

AMERICAN FINANCIAL
ENTERPRISES, INC...........  AFEI's assets consist primarily of cash and investments in AFG and American Annuity Group, Inc. ("AAG"), an 81%-owned subsidiary of AFC. Its principal executive offices are located at One East Fourth Street, Cincinnati, Ohio 45202. AFEI's telephone number is (513) 579-2172.

COMMON CONTROL.............  At September 30, 1997, Carl H. Lindner, members of his family and trusts for their benefit (the
                             "Lindner Family") beneficially owned (exclusive of employee stock options) approximately 45% of the outstanding Common Stock of AFG, which in turn beneficially owned 80.7% of the outstanding shares of AFEI Common Stock and 100% of the outstanding shares of AFC Common Stock.

                             THE AFG REORGANIZATION

GENERAL, EXCHANGE RATIO....  The Reorganization Agreement provides that AFG will merge with AFG Acquisition Corp., a recently formed Ohio corporation wholly-owned by AFG Holdings. Pursuant to the AFG Reorganization, each share of AFG Common Stock would be converted into one share of AFG Holdings Common Stock. Outstanding employee stock options of AFG would be converted into similar employee stock options of AFG Holdings on a share-for-share basis. See "The AFG
                             Reorganization -- General."

REASONS FOR THE AFG
  REORGANIZATION...........  The principal reasons for the AFG Reorganization are to reduce administrative costs and
                             inefficiencies and facilitate the elimination of one publicly traded company. See "The AFG Reorganization -- Principal Reasons for the AFG Reorganization."

CONDITIONS TO THE AFG
  REORGANIZATION...........  The consummation of the AFG Reorganization is subject to approval by the shareholders of AFG. Management has been advised by members of the Lindner Family that the Lindner Family plans to vote its shares of AFG Common Stock in favor of the AFG Reorganization. See "The AFG
                             Reorganization -- Vote Required and Board of
                             Directors' Recommendation." The AFG Board of
                             Directors may abandon the AFG Reorganization if the Board believes that the AFG Reorganization is no longer in the best interests of AFG and its shareholders.

TAX EFFECT ON
SHAREHOLDERS...............  AFG believes that the AFG Reorganization will be tax-free to all shareholders of AFG receiving AFG Holdings Common Stock and that the basis and holding period for AFG Holdings Common Stock received will be those attributed to shares surrendered in the AFG Reorganization. See "Certain United States Federal Income Tax Consequences."

NAME CHANGES...............  Upon the consummation of the AFG Reorganization,
                             AFG Holdings will change its name to "American Financial Group, Inc." and AFG will change its name to "AFC Holding Company." See "The AFG Reorganization -- Name Changes."

CERTAIN BENEFIT PLANS......  As of the Effective Time, AFG Holdings will have adopted the AFG stock option plan, dividend reinvestment plan and employee stock purchase plan.

DISSENTERS' RIGHTS.........  Record holders of AFG Common Stock not voted in favor of the AFG Reorganization may exercise the rights of a dissenting shareholder by complying with Ohio law. Dissenters' rights entitle such holders to receive the fair cash value of their shares in the form of a cash payment under the circumstances provided by Ohio law. A written demand must be served upon AFG Holdings on or before the tenth day after the shareholder vote to initiate the process. Beneficial owners of shares must contact the record owner of the shares, such as a bank or broker, to exercise these rights. See "The AFG Reorganization -- Dissenters' Rights" on page 31.

                                THE AFEI MERGER

GENERAL, CONSIDERATION.....  The AFEI Merger Agreement provides for AFEI to merge with AFEI Acquisition Corp., a recently formed Connecticut corporation wholly-owned by AFG Holdings. In the AFEI Merger, each share of AFEI Common Stock not then beneficially owned by AFG would be exchanged, at the option of the holder, for either one share of AFG Holdings Common Stock or $37.00 in cash. The AFEI Merger consideration was established through arms' length negotiations and has been approved by a Special Committee made up of the independent members of the AFEI Board of Directors, after a review of an opinion by Oscar Gruss & Son, Incorporated ("Gruss") as to the fairness of the consideration, from a financial point of view, to be received by holders of AFEI Common Stock other than AFG and its subsidiaries. See "Special Factors -- Opinion of Financial Advisor."

REASONS FOR THE AFEI
MERGER.....................  As a result of the AFEI Merger, AFEI would no longer be a public company. This would provide savings to AFEI and AFG from not having to incur the costs and other burdens associated with AFEI having public shareholders estimated to be approximately $500,000 annually (AFG estimates the one-time transaction costs of the AFG Reorganization and AFEI Merger to be approximately $2.2 million). The AFEI Merger would also simplify AFG's corporate structure by eliminating a public subsidiary whose principal asset is AFG Common Stock. See "Special Factors -- Background of and Reasons for the AFEI Merger."

CONDITIONS TO THE AFEI
MERGER.....................  The consummation of the AFEI Merger is subject to various conditions, including approval of the AFEI Merger by holders of at least two-thirds of the shares of Common Stock of AFEI other than AFG, and the completion of the AFG Reorganization. See "The AFEI Merger -- Conditions."

EFFECT ON STOCK OPTIONS....  Pursuant to the AFEI Merger Agreement holders of options to acquire AFEI Common Stock wishing to exercise such options must do so prior to the Effective Time, at which time such options would otherwise expire. See "The AFEI Merger -- Effect on Common Stock; Effect on Stock Options."

INTENTION OF CERTAIN
PERSONS WITH RESPECT TO THE
  AFEI MERGER..............  AFG and AFEI directors and executive officers who beneficially own approximately 420,000 shares (3%) of AFEI Common Stock and Regina Gruss, who beneficially owns 986,472 (7.2%) of AFEI's Com-mon Stock, have expressed their intention to vote in favor of the AFEI Merger and receive AFG Common Stock in the AFEI Merger. The Merger would result in Mrs. Gruss owning approximately 1.5% of AFG's Common Stock.

CONFLICTS OF INTEREST......  Directors, executive officers and persons affiliated with AFG hold five of the seven directorships and the positions of Chairman of the Board and President of AFEI.

RECOMMENDATION OF THE BOARD
OF DIRECTORS OF AFEI.......  Based solely on the unanimous recommendation of the
                             Special Committee, the Board of Directors has unanimously approved the AFEI Merger and has recommended that AFEI's shareholders vote in favor of the AFEI Merger. See "Special
                             Factors -- Recommendations of the Special Committee and the Board of Directors of AFEI; Reasons for Recommendations."

OPINION OF FINANCIAL
ADVISOR....................  On July 9, 1997, Oscar Gruss & Son, Incorporated,
                             financial advisor engaged by the Special Committee of AFEI's Board of Directors, delivered its opinion to the effect that the AFEI Merger consideration is fair from a financial point of view to holders of AFEI Common Stock, other than AFG and its affiliates. Directors, officers and shareholders of Gruss beneficially own approximately 16,000 shares of AFEI Common Stock. In addition, Regina Gruss, a family member of a principal of the firm, owns approximately one million shares of AFEI Common Stock. See "Special Factors -- Certain Holdings of AFG and AFEI Common Stock."

CASH ELECTION..............  Holders of shares of AFEI Common Stock must fill out and return a properly completed Letter of Transmittal by the Effective Time if they desire to receive their merger consideration in cash, or partly in cash and partly in AFG Holdings Common Stock. If no election is specified by a shareholder, or if a Letter of Transmittal is not received by AFG Holdings on or before the Effective Time, such shareholder will receive solely AFG Holdings Common Stock.

DISSENTERS' RIGHTS.........  AFEI shareholders may elect dissenters' rights under Connecticut law, but only as to all shares beneficially owned by such holder and only if none of such shares beneficially owned are voted in favor of the AFEI Merger. Dissenters' rights entitle such holders to receive the fair value of their shares in the form of a cash payment under the circumstances provided by Connecticut law. Notice of exercise of this right must be given to AFEI prior to the vote on approval of the AFEI Merger to initiate the process. Beneficial owners of shares must contact the record owner of the shares, such as a bank or broker, to exercise this right. See "The AFEI Merger -- Dissenters' Rights" on page 35.

TAX EFFECT ON
SHAREHOLDERS...............  AFEI believes that the AFEI Merger will be tax-free to those shareholders of AFEI taking only shares of AFG Holdings Common Stock in the AFEI Merger. Those shareholders of AFEI taking only cash in the AFEI Merger may recognize taxable gain or loss in an amount equal to the difference between the cash received and the particular shareholder's basis in the shares of AFEI Common Stock surrendered. Those shareholders of AFEI taking a combination of some shares of AFG Holdings Common Stock and some cash may recognize taxable income on the transfer, but only to the extent of the cash received in the exchange. See "Certain United States Federal Income Tax Consequences."

LAWSUIT....................  On April 28, 1997, AFG, AFEI and six of AFEI's
                             seven directors were sued based on allegations that the price to be paid by AFG Holdings in the AFEI Merger is unfair to AFEI shareholders. On September 24, 1997, counsel for the plaintiffs filed a motion for approval of withdrawal of class action. Management of AFEI believes that the lawsuit is without merit. See "Special Factors -- Certain Litigation Affecting the AFEI Merger."

                              THE SPECIAL MEETINGS


TIME, DATE AND PLACE.......  The Special Meetings will be held on Tuesday,
                             December 2, 1997, at The Cincinnatian Hotel, 601 Vine Street, Cincinnati, Ohio. The AFG Meeting will be held at 10:00 a.m. and the AFEI Meeting will be held immediately following at 10:15 a.m., or later, Eastern Time.


RECORD DATE FOR THE
MEETINGS...................  October 10, 1997


SHARES ENTITLED TO VOTE....  AFG: 57,604,920 shares
                             AFEI: 13,617,521 shares


VOTE REQUIRED TO APPROVE
THE AFG REORGANIZATION.....  The affirmative vote of a majority of the outstanding shares of AFG Common Stock.

VOTE REQUIRED TO APPROVE
THE AFEI MERGER............  The affirmative vote of at least 80% of the outstanding shares of AFEI Common Stock, and two-thirds of those shares of AFEI Common Stock not beneficially owned by AFG or its affiliates and associates.

EXPECTED VOTING AT THE
MEETINGS...................  The Lindner Family has advised AFG Management that they plan to vote the approximately 45% of the outstanding shares of AFG Common Stock owned by them in favor of the AFG Reorganization.

                             AFG and Regina Gruss have expressed their intention to vote the approximately 80.7% and 7.2% of the outstanding shares of AFEI Common Stock beneficially owned by them, respectively, in favor of the AFEI Merger.

                                 THE AFC MERGER

GENERAL, CONSIDERATION.....  In July 1997, AFG and AFC entered into an Agreement and Plan of Merger which provides for AFC to merge with AFC Acquisition Corp., a recently formed Ohio corporation wholly-owned by AFC (the "AFC Merger"). The Agreement and Plan of Merger was amended and restated in October 1997.

                             In the AFC Merger, each share of AFC Series F Preferred Stock would be converted into the right to receive merger consideration equal to the greater of (i) $23.75 or (ii) a Fixed Spread Price which represents an amount which would provide a current yield of 140 basis points (1.40%) over the yield on a reference security (the 6 5/8% U.S. Treasury Bond due February 2027), plus $0.75. Each share of AFC Series G Preferred Stock would be converted into the right to receive merger consideration equal to $10.50.

                             The aggregate merger consideration to be received by an AFC preferred shareholder would be payable, at the holder's election, either in shares of new AFC Series J Preferred Stock (having a liquidation value of $25.00 and paying an annual dividend of $2.00 per share), in cash, or in a combination of the two.

                             If the AFC Merger is consummated, the liquidation value of the AFC preferred stock outstanding will be reduced from $259 million to approximately $70.4 million and the annual AFC preferred stock dividend requirement will be reduced from $23.5 million to approximately $5.6 million.

                             Neither the AFG Reorganization nor the AFEI Merger is conditioned upon the completion of the AFC Merger and neither AFG nor AFEI shareholders will vote on the AFC Merger proposal.

                              RECENT DEVELOPMENTS

SALE OF SUBSIDIARY.........  On October 22, 1997, AFG announced that it agreed to sell the assets of its wholly-owned subsidiary, Millennium Dynamics, Inc., to a subsidiary of Peritus Software Services, Inc. AFG is to receive $30 million in cash and up to 2.222 million shares of Peritus common stock and expects to realize a pre-tax gain of approximately $65 million. The actual number of shares will be determined by a formula based on the average closing price of Peritus common stock. The transaction is subject to certain conditions, including regulatory approval.

AFG THIRD QUARTER
RESULTS....................  Also on October 22, 1997, AFG reported its earnings for the three and nine months ended September 30. The following information was derived from that news release.

                                                 THREE MONTHS ENDED
                                                SEPTEMBER 30,
                                                 1997          1996         1997         1996
                                                -------       ------       ------       ------
                                                                             NINE MONTHS ENDED
                                                                                 SEPTEMBER 30,
Earnings before extraordinary items.......      $  33.7       $121.5(a)    $158.1       $261.1(a)
Extraordinary Items.......................         (7.0)        (2.4)        (7.1)       (25.9)
Net Earnings..............................      $  26.7       $113.1       $151.0        235.2
Earnings Per Common Share:
  Earnings before extraordinary items.....      $   .57       $ 2.00       $ 2.65       $ 4.30
  Extraordinary Items.....................         (.12)        (.14)        (.12)        (.43)
  Net Earnings............................      $.45....      $ 1.86       $ 2.53       $ 3.87
Combined Ratio (GAAP).....................        102.0%       100.7%(b)     99.8%       100.5%(b)

     (a) Earnings for the 1996 third quarter included $165.7 million ($2.72 per share) of net realized gains, principally from the sale of AFG's investment in Citicasters Inc., and a charge of $80 million ($1.31 per share) resulting from strengthening of the insurance reserves relating to asbestos and other environmental matters.

     (b) Excluding the $80 million reserve charge in 1996.

     Third quarter operating results declined due primarily to deteriorating underwriting margins in the California workers' compensation business, several unusually large commercial lines casualty losses and a nonrecurring charge associated with an arbitration settlement.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The summary financial information of AFG set forth below (in millions, except per share amounts) is derived from, and should be read in conjunction with, the financial statements and other financial information which are incorporated herein by reference. Results for interim periods are not necessarily indicative of results to be expected for the year.

                                  SIX MONTHS ENDED
                                      JUNE 30,                           YEAR ENDED DECEMBER 31,
                                ---------------------   ---------------------------------------------------------
                                  1997        1996        1996        1995        1994        1993        1992
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
EARNINGS STATEMENT DATA:
Total Revenues.................  $1,933.4    $2,063.7    $4,115.4    $3,629.6    $2,104.3    $2,720.7    $3,928.9
Earnings (Loss) From Continuing
  Operations Before Income
  Taxes........................     197.0       204.8       353.3       246.9        43.6       262.0      (144.9)
Earnings (Loss) From:
  Continuing Operations........     124.4       139.5       262.0       190.4        18.9       224.7      (162.3)
  Extraordinary Items..........       (.1)      (17.5)      (28.7)         .8       (16.8)       (4.6)         --
  Cumulative Effect of
    Accounting Change..........        --          --          --          --          --          --        85.4
Net Earnings (Loss)............     124.3       122.0       233.3       191.2         2.1       220.1       (76.9)
Earnings (Loss) Per Common
  Share (a):
  Continuing Operations........     $2.07       $2.30       $4.31       $3.87       ($.24)      $7.01      ($6.66)
  Extraordinary Items..........        --        (.29)       (.47)        .01        (.59)       (.16)         --
  Cumulative Effect of
    Accounting Change..........        --          --          --          --          --          --        3.02
  Net Earnings (Loss)..........      2.07        2.01        3.84        3.88        (.83)       6.85       (3.64)
Cash Dividends Paid Per Share
  of Common Stock..............      $.50        $.50       $1.00        $.75          (b)         (b)         (b)
BALANCE SHEET DATA:
Total Assets................... $15,358.1   $14,820.9   $15,051.1   $14,953.9   $10,592.7   $10,077.5   $12,388.8
Long-term Debt.................     470.1       678.0       517.9       882.1     1,106.7     1,054.0     2,009.2
Minority Interest (c)..........     656.1       301.9       494.4       314.4       105.5       109.2       812.7
Capital Subject to Mandatory
  Redemption...................        --          --          --          --         2.9        49.2        27.7
Other Capital..................   1,618.9     1,395.5     1,554.4     1,440.1       396.0       537.2       280.0

---------------

(a) The number of shares used for periods prior to April 1995 is the 28.3 million AFG shares issued in exchange for AFC shares in the merger transactions completed in April 1995.

(b) Prior to the April 1995 mergers involving AFC and American Premier Underwriters, Inc. ("APU") which created AFG, AFC's common stock was privately held by members of the Lindner family. In 1995, APU declared and paid cash dividends per share of $.25 prior to the mergers; it also declared cash dividends of $.91 in 1994, $.85 in 1993 and $.81 in 1992. AFG declared two quarterly $.25 per share dividends subsequent to the mergers in 1995.

(c) Includes AFC preferred stock following the mergers in 1995 and preferred securities issued in 1996 and 1997 by trust subsidiaries of AFG.

              SUMMARY PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     The summary pro forma unaudited financial information of AFG set forth below (in millions, except per share amounts) is derived from, and should be read in conjunction with, the information appearing herein under "Pro Forma Financial Information." The Earnings Statement Data assumes that the AFEI Merger and AFC Merger were consummated on January 1, 1996. The Balance Sheet Data at June 30, 1997 assumes the Mergers were consummated at that date. The pro forma earnings statement data do not necessarily reflect results of operations of AFG which would have actually resulted had the Mergers occurred as of the date indicated, nor should they be taken as indicative of AFG's future results of operations.

                               SIX MONTHS ENDED JUNE 30, 1997                      YEAR ENDED DECEMBER 31, 1996
                       ----------------------------------------------     ----------------------------------------------
                                                PRO FORMA                                          PRO FORMA
                                    ---------------------------------                  ---------------------------------
                       HISTORICAL   ALL STOCK   50% CASH    100% CASH     HISTORICAL   ALL STOCK   50% CASH    100% CASH
                       ----------   ---------   ---------   ---------     ----------   ---------   ---------   ---------
EARNINGS STATEMENT DATA:
Total Revenues........ $  1,933.4   $ 1,933.4   $ 1,933.4   $1,933.4      $  4,115.4   $ 4,115.4   $ 4,115.4   $4,115.4
Earnings Before Income
  Taxes and
  Extraordinary
  Items...............      197.0       206.5       206.5      206.5           353.3       379.4       379.4      379.4
Earnings Before
  Extraordinary
  Items...............      124.4       133.9       133.9      133.9           262.0       288.1       288.1      288.1
Earnings Before
  Extraordinary Items
  Per Common Share.... $     2.07   $    2.13   $    2.17   $   2.22      $     4.31   $    4.53   $    4.63   $   4.74

BALANCE SHEET DATA:
Total Assets.......... $ 15,358.1   $15,129.4   $15,078.2   $15,027.0
Long-Term Debt........      470.1       470.1       470.1      470.1
Minority Interest.....      656.1       493.0       493.0      493.0
Total Shareholders'
  Equity.............. $  1,618.9   $ 1,553.3   $ 1,502.1   $1,450.9

                           COMPARATIVE PER SHARE DATA

     The following table presents certain per share data derived from historical financial statements of AFG and AFEI and as adjusted to reflect consummation of the AFG Reorganization, the AFEI Merger and the AFC Merger. This pro forma information is not necessarily indicative of actual or future operating results or financial position that would occur upon consummation of such transactions. This information should be read in conjunction with the information appearing under "Pro Forma Financial Information" and the separate historical consolidated financial statements of AFG and AFEI which are incorporated herein by reference.

                                                          SIX MONTHS ENDED JUNE 30, 1997
                                            ----------------------------------------------------------
                                               HISTORICAL                      PRO FORMA
                                            -----------------     ------------------------------------
                                             AFG        AFEI      ALL STOCK     50% CASH     100% CASH
                                            ------     ------     ---------     --------     ---------
PER COMMON SHARE (a):
Earnings Before Extraordinary Items.......  $ 2.07     $ 0.51      $  2.13       $ 2.17       $  2.22
Book Value................................   27.48      33.65(b)     25.18        24.91         24.63
Cash Dividends Declared...................    0.50       0.20         0.50         0.50          0.50

                                                           YEAR ENDED DECEMBER 31, 1996
                                            ----------------------------------------------------------
                                               HISTORICAL                      PRO FORMA
                                            -----------------     ------------------------------------
                                             AFG        AFEI      ALL STOCK     50% CASH     100% CASH
                                            ------     ------     ---------     --------     ---------
PER COMMON SHARE (a):
Earnings Before Extraordinary Items.......  $ 4.31     $ 4.26      $  4.53       $ 4.63       $  4.74
Book Value................................   25.45      31.91(b)     23.32        23.02         22.70
Cash Dividends Declared...................    1.00       0.40         1.00         1.00          1.00

---------------

(a) Since AFEI shareholders receive cash or AFG Common Stock on a share-for-share basis, the AFG Holdings pro forma per share amounts shown above also represent pro forma amounts for AFEI shareholders.

(b) Includes AFEI's carrying value in AFG Common Stock of $42.62 per share at June 30, 1997, and $39.93 per share at December 31, 1996. Accordingly, pro forma comparison is not meaningful.

                    COMPARATIVE PER SHARE MARKET INFORMATION

     AFG Common Stock is traded on the New York Stock Exchange. AFEI Common Stock is traded on the Pacific Exchange.

     The information below shows the high and low sales prices per share of AFG Common Stock as reported on the NYSE Composite Tape and of AFEI as reported on the Pacific Exchange and the dividends paid.


                                         AFG COMMON                      AFEI COMMON
                                           STOCK                            STOCK
                                       --------------     DIVIDENDS     --------------     DIVIDENDS
                                       HIGH      LOW        PAID        HIGH      LOW        PAID
                                       -----     ----     ---------     -----     ----     ---------
     1995
     -----
     First Quarter (a)...............   $261/8   $22 7/8    $ .25        $24      $21 1/4    $ .10
     Second Quarter (a)..............    261/4    23 1/4      .25         223/4    20 5/8      .10
     Third Quarter...................    321/8    25 1/4      .25         231/2    22 1/4      .10
     Fourth Quarter..................    305/8    27 3/4      .25         241/2    23 3/4      .25

     1996
     -----
     First Quarter...................    341/2    29 3/4      .25         26       22 5/8      .10
     Second Quarter..................    32       28 1/2      .25         25       23 1/2      .10
     Third Quarter...................    331/4    28          .25         26       22 1/4      .10
     Fourth Quarter..................    387/8    31 1/4      .25         281/4    25 1/2      .10

     1997
     -----
     First Quarter...................    383/8    34 7/8      .25         371/4    25          .10
     Second Quarter..................    423/4    32 3/8      .25         39       36          .10
     Third Quarter...................    491/4    42 3/16     .25         48       39 1/2      .10
     Fourth Quarter (through October
       28)...........................    4611/16  35 11/16    .25         44       39 7/8       --


---------------

(a) Prior to April 3, 1995, the prices for AFG represent the high and low sales prices of the common stock of APU as the predecessor to AFG.


     On February 27, 1997, the last full day of trading immediately preceding the public announcement of the consideration of AFEI merging with AFG, the reported closing price per share of AFEI Common Stock was $25.00. On October 28, 1997, the closing price per share of AFG Common Stock was $36 1/16, and the closing price of AFEI Common Stock was $39 7/8.

                                  INTRODUCTION

     This Joint Proxy Statement/Prospectus is being furnished to holders of (i) AFG Common Stock in connection with the solicitation of proxies by the Board of Directors of AFG for use at a Special Meeting of Shareholders to be held at The Cincinnatian Hotel, 601 Vine Street, Cincinnati, Ohio, at 10:00 a.m., and (ii) AFEI Common Stock in connection with the solicitation of proxies by the Board of Directors of AFEI for use at a Special Meeting of Shareholders to be held at The Cincinnatian Hotel, 601 Vine Street, Cincinnati, Ohio, immediately following, each on November 25, 1997.

     The principal executive offices of AFG, AFG Holdings and AFEI are located at One East Fourth Street, Cincinnati, Ohio 45202. The telephone number of AFG and AFG Holdings is (513) 579-2121; AFEI's telephone number is (513) 579-2172.

     AFG, through AFC, is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

     AFG Holdings is a recently formed Ohio corporation which has not conducted any business operations. Immediately following the AFG Reorganization and the AFEI Merger, AFG Holdings' only material assets would be (i) the stock of AFG (other than shares held by AFC and its subsidiaries) and (ii) the shares of AFEI Common Stock it acquires in the AFEI Merger. AFG Holdings' currently owns all of the outstanding stock of AFEI Acquisition Corp. and AFG Acquisition Corp., which were recently formed solely to serve as acquisition vehicles to accomplish the AFG Reorganization and the AFEI Merger.

     AFEI is a holding company whose assets consist primarily of cash and investments in AFG and AAG.

                                THE AFG MEETING

GENERAL

     The AFG Meeting is being held to consider and act upon a proposal to approve the AFG Reorganization pursuant to which AFG would become a wholly-owned subsidiary of AFG Holdings, with outstanding capital stock immediately after the AFG Reorganization virtually identical to that of AFG prior to the AFG Reorganization. See "The AFG Reorganization." AFG shareholders will also vote on any other matters that properly come before the AFG Meeting.

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED


     AFG's Board of Directors has fixed the close of business on October 10, 1997 as the record date for determination of the holders of AFG Common Stock who are entitled to notice of and to vote at the AFG Special Meeting. As of the record date, there were 57,604,920 shares of AFG Common Stock outstanding and eligible to vote.


     The AFG Reorganization is proposed to be accomplished by means of a merger under Ohio law. Approval by the holders of a majority of the outstanding shares of AFG Common Stock is required to approve the AFG Reorganization. Approximately 45% of the outstanding AFG Common Stock is owned or controlled by the Lindner Family. The Lindner Family has informed AFG management that they plan to vote the shares of AFG Common Stock owned by them in favor of the AFG Reorganization. Abstentions, shares not voted for any reason and broker non-votes will have the same effect as a negative vote.

     AFG Common Stock represented by properly executed proxies received at or prior to the AFG Special Meeting and which have not been revoked will be voted in accordance with the instructions contained therein. Shares represented by properly executed proxies for which no instructions are given will be voted FOR approval of the AFG Reorganization.

     AFG shareholders are requested to complete, sign, date and return promptly the enclosed Proxy Form in the postage prepaid envelope provided. AFG shareholders may revoke proxies by submitting, at any time prior to the vote on the AFG Reorganization, a later dated proxy with respect to the same shares, by delivering written notice of revocation to the Secretary of AFG at any time prior to such vote or by attending the AFG Special Meeting and voting in person. Attendance at the AFG Special Meeting will not in and of itself revoke the proxy.

PROXY SOLICITATION

     The cost of the solicitation of AFG proxies will be borne by AFG. Solicitations will be made only by mail, except that directors, officers and employees of AFG may solicit proxies personally or by telephone, but such persons will not be specially compensated for such services. AFG may also reimburse brokers, banks, custodians, nominees and fiduciaries for their reasonable charges and expenses in forwarding proxy material to beneficial owners of such stock.

                                THE AFEI MEETING

GENERAL

     The AFEI Meeting is being held to consider and act upon a proposal to approve the AFEI Merger pursuant to which each share of AFEI common stock, not then beneficially owned by AFG, would be exchanged, at the option of the holder, for either one share of AFG Holdings Common Stock or $37.00 in cash. AFEI shareholders may elect to receive their merger consideration partly in shares of AFG Holdings Common Stock and partly in cash. See "The AFEI Merger." The AFEI shareholders will also vote on any other matters that properly come before the AFEI Meeting.

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED

     AFEI's Board of Directors has fixed the close of business on October 10, 1997 as the record date for determination of the holders of AFEI Common Stock who are entitled to notice of and to vote at the AFEI Special Meeting. As of the record date, there were 13,617,521 shares of AFEI Common Stock outstanding.

     The AFEI Merger is proposed to be accomplished by means of a merger under Connecticut law. Under the AFEI Merger Agreement, approval by the holders of at least (i) 80% of the outstanding shares of AFEI Common Stock and (ii) two-thirds of those shares of AFEI Common Stock which are not beneficially owned by AFG or its affiliates or associates (approximately 2,265,000 shares, including the 986,472 shares beneficially owned by Mrs. Gruss) is required to approve the AFEI Merger. AFG and Mrs. Gruss have expressed their intention to vote the approximately 80.7% and 7.2% of the outstanding shares of AFEI Common Stock owned by them, respectively, in favor of the AFEI Merger.

     AFEI Common Stock represented by properly executed proxies received at or prior to the AFEI Special Meeting and which have not been revoked will be voted in accordance with the instructions contained therein. Shares represented by properly executed proxies for which no instructions are given will be voted FOR approval of the AFEI Merger. Abstentions, shares not voted for any reason and broker non-votes will have the same effect as a negative vote.

     AFEI shareholders are requested to complete, sign, date and return promptly the enclosed Proxy Form in the postage prepaid envelope provided. AFEI shareholders may revoke proxies by submitting, at any time prior to the vote on the AFEI Merger, a later dated proxy with respect to the same shares, by delivering written notice of revocation to the Secretary of AFEI at any time prior to such vote or by attending the AFEI Special Meeting and voting in person. Attendance at the AFEI Special Meeting will not in and of itself revoke the proxy.

     AFG management presently intends that the AFEI Merger will be abandoned if it is not approved by the required vote.

PROXY SOLICITATION

     The cost of the solicitation of AFEI proxies will be borne by AFEI. Solicitations will be made only by mail, except that directors, officers and employees of AFEI may solicit proxies personally or by telephone, but such persons will not be specially compensated for such services. AFEI may also reimburse brokers, banks, custodians, nominees and fiduciaries for their reasonable charges and expenses in forwarding proxy material to beneficial owners of such stock.

                                  RISK FACTORS

     In deciding how to vote on the AFEI Merger proposal, shareholders of AFEI will be deciding whether to exchange their existing holdings of AFEI Common Stock for either cash or AFG Holdings Common Stock. Persons considering whether to exchange their holdings for AFG Holdings Common Stock should consider the following factors, in addition to the other information contained in this Joint Proxy Statement/Prospectus or incorporated herein by reference, before making that decision.

HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS

     AFG, AFC and APU are organized as holding companies with almost all of their operations being conducted by subsidiaries. These parent corporations, however, have continuing expenditures for administrative expenses, corporate services, the payment of principal and interest on borrowings and, with respect to AFC, for dividends on AFC preferred stock. They rely primarily on dividends and/or tax payments from their subsidiaries for funds to meet their obligations.

     Payments of dividends by the insurance subsidiaries of AFC and APU are subject to various laws and regulations which limit the amount of dividends that can be paid without prior approval from applicable state Departments of Insurance. In 1996, AFG's insurance company subsidiaries paid approximately $387 million in dividends, including approximately $180 million of dividends paid with prior approval. Without prior Department of Insurance approval, the maximum dividends that can be paid in 1997 by AFG's insurance subsidiaries is approximately $225 million. In the first six months of 1997, AFG's insurance subsidiaries have paid $135 million in dividends, including approximately $33 million paid with prior approval. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings, competitive position, the amount of premiums that can be written and the ability to pay future dividends. Furthermore, each state Department of Insurance has broad discretion to limit the payment of dividends by insurance companies domiciled in that state.

     AFG believes that the amounts currently available through dividends and tax payments without approval are sufficient to meet the expenditures of AFG, AFC and APU. A prolonged material decline in insurance subsidiary profits or materially adverse insurance regulatory developments, however, could subject AFG, AFC or APU to shortages of cash because of their inability to receive dividends from subsidiaries.

CYCLICALITY OF THE INSURANCE INDUSTRY; IMPACT OF CATASTROPHES

     AFG's insurance subsidiaries operate in a highly competitive industry that is affected by many factors which can cause significant fluctuations in their results of operations. The property and casualty insurance industry has historically been subject to pricing cycles characterized by periods of intense competition and lower premium rates (a "downcycle") followed by periods of reduced competition, reduced underwriting capacity and higher premium rates (an "upcycle"). The property and casualty insurance industry is currently in an extended downcycle, which has lasted approximately eight years. The underwriting results for AFG's property and casualty operations have been adversely affected by this downcycle, particularly in unfavorable pricing in certain standard commercial lines of business.

     As with other property and casualty insurers, AFG's operating results can be adversely affected by unpredictable catastrophe losses. AFG's insurance subsidiaries generally seek to reduce their exposure to such events through individual risk selection and the purchase of reinsurance. Total net losses to AFG's insurance operations from catastrophes were approximately $12 million during the first six months of 1997; $85 million in the year 1996; $70 million in 1995; $56 million in 1994; $30 million in 1993; and $45 million in 1992.

REGULATION

     AFG's insurance subsidiaries are regulated under the insurance and insurance holding company laws of their states of domicile and other states in which they operate. These laws, in general, require approval of the particular insurance regulators prior to certain actions by the insurance companies, such as the payment of dividends in excess of statutory limitations (as discussed under "Holding Company Structure; Dividend Restrictions" above) and certain transactions and continuing service arrangements with affiliates. Regulation and supervision of each insurance subsidiary is administered by a state insurance commissioner who has broad statutory powers with respect to the granting and revoking of licenses, approvals of premium rates, forms of insurance contracts and types and amounts of business which may be conducted in light of the policyholders' surplus of the particular company. The statutes of most states provide for the filing of premium rate schedules and other information with the insurance commissioner, either directly or through rating organizations. The commissioner generally has powers to disapprove such filings or make changes to the rates if they are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, required approvals could have an adverse impact on the operations of AFG's insurance subsidiaries.

     The National Association of Insurance Commissioners has adopted the Risk Based Capital For Insurers Model Act (the "Model Act") which applies to both life and property and casualty companies. The risk-based capital formulas determine the amount of capital that an insurance company needs to ensure that it has an acceptably low expectation of becoming financially impaired. The Model Act provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called "mandatory control level." The risk-based capital formulas became effective in 1993 for life companies and in 1994 for property and casualty companies.

RATINGS; COMPETITION

     A.M. Best, publisher of Best's Insurance Reports, Property-Casualty, has given AFC's principal insurance subsidiaries a rating of "A" (Excellent). Although some of the large insurance companies against which these insurers compete have higher ratings, management believes that the current rating is adequate to enable them to compete successfully. A downgrade in the A.M. Best rating below "A" (Excellent) could adversely affect their competitive position.

     Great American Life Insurance Company ("GALIC"), the principal insurance subsidiary of AAG is rated "A" (Excellent). Management believes that a rating in the "A" category is necessary to successfully market tax-deferred annuities to public education employees and other not-for-profit groups, the markets in which GALIC competes. A downgrade in the A.M. Best rating below the "A" category could materially and adversely affect the competitive position of GALIC.

     Holders of AFG Common Stock should realize that the ratings discussed above are in no way a measure of protection offered to such investors, but are intended to indicate the ability of certain of AFG's insurance subsidiaries to pay insurance claims.

INVESTMENT PORTFOLIO; EFFECTS OF CHANGES IN INTEREST RATES

     AFG's investment portfolio consists primarily of fixed maturity securities, such as investment grade, publicly traded corporate debt securities and mortgage-backed securities. At June 30, 1997, 88% of AFG's investment portfolio was invested in fixed maturity securities, of which approximately 27% was invested in mortgage-backed securities. Certain risks are inherent in connection with fixed maturity securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Certain additional risks are inherent with mortgage-backed securities, including the risks associated with reinvestment of proceeds due to prepayments of such obligations in a period of declining interest rates.

ANNUITY PRODUCT CONCENTRATION; POTENTIAL IMPACT OF FUTURE CHANGES IN FEDERAL INCOME TAX TREATMENT OF ANNUITY PRODUCTS

     GALIC's business is primarily the sale of tax-deferred annuities. Current federal income tax laws generally permit the tax-deferred accumulation of earnings on the premiums paid by an annuitant. Taxes, if any, are payable on the accumulated tax-deferred earnings when those earnings are paid to the annuitant. If the federal income tax laws were to change so that accumulated earnings on annuity products do not enjoy the tax deferral described above, or such that other savings and investment products were to achieve similar tax deferral status, or such that tax rates were significantly lowered so that the annuitant's ability to defer income tax on annuity earnings was no longer a significant factor for the policyholder, consumer demand for the affected annuity products could decline materially or be eliminated. From time to time, proposals to one or more of these effects have been made in Congress and no assurance can be given that a tax law change will not occur in the future. If the demand for its annuity products were to decrease significantly for any reason, GALIC's operations and financial condition could be materially and adversely affected.

     In August 1996, a new federal law became effective which expanded the ability of not-for-profit organizations to offer non-qualified deferred compensation plans to their employees. The full impact of this change is impossible to predict. However, if the increased availability of these plans reduces the demand for annuities qualified under Section 403(b) of the Code, GALIC's business could be adversely affected. In addition, new federal tax legislation was enacted in August 1997. AAG management believes that such tax legislation primarily impacts variable annuity products which GALIC did not offer until 1996, and the sales of which do not comprise a material portion (less than 10%) of AAG's revenues. As a result, AAG does not believe that such legislation will have a material effect on GALIC's business.

ADEQUACY OF INSURANCE LOSS RESERVES

     The insurance subsidiaries of AFG establish reserves to cover their estimated liability for losses and loss adjustment expense with respect to both reported and unreported claims as of the end of each accounting period. By their nature, such reserves do not represent an exact calculation of liabilities. Rather, except for reserves related to asbestos and environmental ("A&E") claims, such reserves are estimates involving management's projections as to the ultimate settlement and administration of claims. These expectations are, in turn, based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability as well as inflation.

     Estimation of loss reserves for many specialty commercial lines of business is more difficult than for certain standard commercial lines because claims may not become apparent for a number of years (such period of time being referred to as the "tail"), and a relatively higher proportion of ultimate losses is considered incurred but not reported. As a result, variations in loss development are more likely in these lines of business.

     Certain of AFG's insurance subsidiaries, including Great American Insurance Company, face liabilities for A&E claims. A&E claims arise out of general liability and commercial multi-peril policies issued prior to the early 1980's when providing coverage for A&E exposures was not specifically contemplated by such policies.

     The insurance industry typically includes only claims relating to polluted waste sites and asbestos in defining environmental exposures. AFG extends its definition of A&E claims to include claims relating to breast implants, repetitive stress on keyboards, DES (a drug used in pregnancies years ago alleged to cause cancer and birth defects) and other latent injuries.

     Establishing reserves for A&E claims is subject to uncertainties that are greater than those presented by other types of claims. Factors contributing to those uncertainties include a lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Courts have reached different and sometimes inconsistent conclusions as to when a loss is deemed to have occurred, what policies provide coverage, what claims are covered, whether there is an insured obligation to defend, how policy limits are determined and other policy provisions. Management believes these issues are not likely to be resolved in the near future and that, as a result, a reasonable estimate of ultimate liability for A&E exposure is not possible at this time. The reserve for A&E exposures for AFG's insurance subsidiaries are reevaluated regularly based on an analysis of the insurers' exposures, together with industry reserving levels and financial reporting principles.

     During 1995 and 1996, a number of insurers recorded large reserve increases for A&E exposures. By the end of 1995, the industry's three-year survival ratio (reserves divided by three-year average annual paid losses) for A&E claims had increased from a multiple of six times in recent years to more than nine times. In the third quarter of 1996, AFG strengthened its A&E reserve to approximately
10.5 times average annual paid losses based upon these revised insurance industry standards for reserving such claims. This action resulted in a non-cash, pretax charge of approximately $80 million. AFG's A&E reserves (net of reinsurance recoverable) at December 31, 1996 were approximately $340 million.

     AFG regularly reviews its reserving techniques and reserve positions and believes that adequate provision has been made for loss reserves. Nevertheless, there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in reserves previously established.

REINSURANCE

     AFG relies to a certain extent on the use of reinsurance to limit the amount of risk it retains. The availability and cost of reinsurance are subject to prevailing market conditions which are beyond AFG's control and which may affect its level of business and profitability. As of December 31, 1996, AFG had reinsurance recoverables of approximately $720 million, representing estimated amounts recoverable from reinsurers pertaining to paid and unpaid claims. AFG is subject to credit risk with respect to its reinsurers, as the ceding of risk to reinsurers does not relieve AFG of its liability to insureds.

USX LITIGATION

     In May 1994, lawsuits were filed against APU by USX Corporation ("USX") and its former subsidiary, Bessemer and Lake Erie Railroad Company ("B&LE"), seeking contribution by APU, as the successor to the railroad business conducted by Penn Central Transportation Company ("PCTC") prior to 1976, for all or a portion of the approximately $600 million that USX paid in satisfaction of a judgment against B&LE in 1991 for its participation in an unlawful antitrust conspiracy among certain railroads commencing in the 1950's and continuing through the 1970's. The lawsuits argue that USX's liability for that payment was attributable to PCTC's alleged activities in furtherance of the conspiracy. APU argued that the lawsuits were barred by an order issued in connection with PCTC's bankruptcy reorganization.

     In May 1996, the U.S. Supreme Court declined to hear APU's petition with respect to the bankruptcy bar issue, thereby permitting USX's lawsuits to proceed. APU and its outside counsel (Kaye, Scholer, Fierman, Hays & Handler,
LLP) continue to believe that APU has substantial defenses and should not suffer a material loss as a result of this litigation.

                                SPECIAL FACTORS

BACKGROUND OF AND REASONS FOR THE AFEI MERGER

     During the week of February 17, 1997, AFG and AFEI began examining the feasibility of a transaction pursuant to which AFEI would become a wholly-owned subsidiary of AFG. The original AFG proposal was that each issued and outstanding share of AFEI Common Stock (other than those beneficially owned by AFG and its affiliates) would be converted into or exchanged for one share of AFG Common Stock. Prices for AFG and AFEI Common Stock ranged from $35.63 to $37.00 and $25.00 to $26.00, respectively, during February 1997. AFG believed that since at least one principal outside shareholder of AFEI (Mrs. Gruss) held shares of AFEI Common Stock with a very low tax basis, any proposed transaction should be structured to be tax-free to AFEI shareholders and therefore AFEI did not consider other alternatives to the transaction proposed by AFG. AFG proposed the merger so that it would not incur the costs (estimated to be approximately $500,000 annually) and other burdens associated with AFEI having public shareholders. In addition, because AFG Common Stock represents approximately three-fourths of AFEI's assets and AFEI is a subsidiary of AFG, AFEI did not consider alternatives to a merger with AFG.

     On February 24, 1997, the Board of Directors of AFEI created a special committee of the Board of Directors (the "Special Committee"), which was charged with the duty of evaluating the feasibility of such a transaction with AFG and, if so deemed feasible, of evaluating, negotiating and finalizing such a transaction on behalf of the shareholders of AFEI (other than AFG and its affiliates). Mr. Anreder, the sole director of AFEI who is not an employee or otherwise an affiliate of AFG, was appointed the member of the Special Committee. The other members of AFEI's Board of Directors are Carl H. Lindner, James E. Evans, Robert D. Lindner, Thomas E. Mischell, Fred J. Runk, and Neil M. Hahl who was elected to the Board on April 23, 1997.

     On February 28, 1997, AFG and AFEI jointly announced that they were examining the feasibility of such a transaction, which they intended would be structured so as to be tax-deferred to AFEI shareholders electing to receive stock.

     By letter dated March 11, 1997 to Mr. Anreder, AFG proposed that the merger be effected by exchanging or converting each issued and outstanding share of AFEI Common Stock (other than those owned by AFG) into one share of AFG Common Stock. The letter also stated that any proposed transaction would be structured in a tax-efficient manner intended to ensure that no taxable gain would be recognized by holders of AFEI Common Stock.

     In its initial negotiations with AFG, Mr. Anreder, as the Special Committee, requested that AFG consider paying cash at $37.00 per share to any AFEI shareholder who elected to receive cash so long as providing a cash alternative did not make the exchange of AFEI Common Stock for AFG Common Stock a taxable event to those electing the stock alternative. Subsequently, AFG determined that such a transaction should be undertaken in conjunction with a reorganization of AFG. As set forth elsewhere in this Joint Proxy Statement/Prospectus, AFG has requested its shareholders to approve the AFG Reorganization. AFG considered that the AFEI Merger would (i) allow holders of AFEI Common Stock to hold directly what is now held indirectly, namely AFG Common Stock, (ii) provide holders of AFEI Common Stock a more liquid security than they presently hold, and (iii) accomplish the factors set forth in (i) and
(ii) in a tax-free transaction, assuming the cash option available in the AFEI Merger were not selected. Most of the members of AFG's Board of Directors and its executive officers are beneficial owners of a substantial number of shares of AFG Common Stock and have an interest in minimizing the expenses and administrative burdens of AFG and its subsidiaries, including AFEI. Since the sale of its Citicasters Inc. common stock in September 1996, AFEI now invests only in the common stock of AFG (approximately three-fourths of AFEI's assets at June 30, 1997) and an AFG subsidiary, American Annuity Group, Inc.

     On March 19, 1997, the Special Committee retained the law firm of Morrison & Foerster LLP to provide legal services in connection with consideration of the proposed transaction.

     By letter dated April 23, 1997 to the Special Committee, AFG proposed to AFEI a merger transaction in which AFEI shareholders (other than AFG and its affiliates) could elect to receive either $37.00 per share in cash or shares of AFG Holdings Common Stock on a one-for-one basis, subject to customary approvals and conditions. On that date, AFG also issued a press release announcing the proposed AFEI Merger. The primary factor in AFG proposing the $37.00 cash value was the relative trading prices of the AFG Common Stock and AFEI Common Stock just prior to announcing the AFEI Merger.

     On April 23, 1997, the Board of Directors of AFEI reviewed AFG's merger proposal, discussed that there was no limitation on the percentage of AFEI shareholders who could elect cash in the AFG proposal, reviewed the functions and powers of the Special Committee and determined the compensation payable to the members of the Special Committee. In addition, the AFEI Board of Directors elected Neil M. Hahl to the Board of Directors and appointed him a member of the Special Committee. Mr. Hahl was a senior officer of AFG and a predecessor of AFG for approximately 12 years. Since then, Mr. Hahl has been an independent consultant to, among others, businesses spun off by AFG. Mr. Hahl currently is not an employee of, a consultant to or otherwise affiliated with AFG. It was also noted that Mr. Carl H. Lindner and Mr. Robert D. Lindner, members of the AFEI Board of Directors, had expressed their intention to refrain from acting or participating in any negotiations or deliberations relating to the proposed merger transaction.

     At a meeting on April 24, 1997, the Special Committee, consisting of Messrs. Anreder and Hahl, ratified the engagement of Morrison & Foerster LLP as counsel to the Committee. It also began preliminary discussions of the AFG offer. Mr. Anreder noted that each minority AFEI shareholder would likely be able to elect all cash, an improvement from an earlier AFG proposal, which, because of certain tax requirements, would have required a majority of shareholders to accept shares. He also discussed the origin of $37.00 as the exchange price for a share of AFEI Common Stock. When a merger transaction was initially proposed in February 1997, AFG Common Stock was trading at about $37.00 per share. As of April 23, 1997, the date of the joint press release, the AFG Common Stock was trading at about $33.00 per share, and, therefore, the $37.00 per share in cash was attractive downside protection. To the Special Committee's knowledge, AFG did not consider either increasing or reducing the cash portion of the merger consideration. Mr. Hahl noted that certain transactions resulting in the formation of AFG in 1995 had an effect on the structure of the AFEI Merger. AFG was formed in 1995 in connection with its acquisition of the common stock of AFC and APU. The 1995 transactions were structured in a manner that ensured the continued existence of the AFC and APU groups for tax purposes, thereby preserving the separate tax attributes of each group. It was also noted that the Merger Agreement would be reviewed carefully from the point of view of the minority shareholders to ensure that those shareholders electing stock would obtain tax-free treatment, and that (to the extent possible) any restriction relating to tax requirements would not be overly onerous to the AFEI shareholders. The Special Committee then discussed the business prospects for AFG and AFEI. The Special Committee also noted a research report of Credit Suisse First Boston Corporation, prepared in the ordinary course of business and dated March 5, 1997, which suggested a 12-month price objective for AFG Common Stock of $47 per share, based upon its estimates of AFG's earnings, the asset value of its investment in Chiquita Brands International, Inc. and its dividend yield. The research report was not solicited by the Special Committee, AFEI, AFG or their affiliates. The Special Committee did not view Credit Suisse First Boston as an expert with respect to its deliberations, did not obtain its consent to this reference and neither AFG nor the Special Committee adopts the conclusions of this report. The Special Committee also noted that a substantial majority of AFEI assets consisted of AFG and AAG stock and that other assets were primarily liquid securities.

     On May 1, 1997, AFEI was served with a complaint entitled Harry Lewis v. Carl H. Lindner, et al. (the "Shareholder Litigation"). For additional information about such lawsuit, see "-- Certain Litigation Affecting the AFEI Merger." The Special Committee met on May 2, 1997, together with Mr. Bartlett of Morrison & Foerster LLP, its counsel, to discuss the complaint on a preliminary basis. The Committee members discussed the possibility that merger negotiations could slow down in the short term. Mr. Bartlett also indicated that employment of local Connecticut counsel for the Special Committee with respect to the Shareholder Litigation, separate from that for AFEI, might be appropriate. Such local counsel was hired by the Special Committee on June 12, 1997.

     By letter dated May 7, 1997, a first draft of the proposed merger agreement was distributed.

     On May 15, 1997, the Special Committee, together with Mr. Bartlett of Morrison & Foerster LLP, met and discussed possible improvements to the Merger Agreement from the AFEI minority shareholders' point of view, including, among others, receipt of a tax opinion with respect to the tax consequences of the AFEI Merger, necessary quorum and voting requirements for approval of the Merger Agreement, and providing sufficient notice to the AFEI shareholders of the meeting. At the meeting, the proposed retention of Oscar Gruss & Son, Incorporated ("Gruss") as financial advisor to the Special Committee was discussed. It was noted that Mr. Anreder is an executive vice president of Gruss and that a member of the Gruss family owned 7.4% of AFEI's outstanding Common Stock. Because of Mr. Anreder's relationship with Gruss and such ownership interest as well as Gruss' existing knowledge about AFEI and AFG, no other investment advisors were considered by the Special Committee. The engagement letter of Gruss was discussed, with Mr. Anreder recusing himself. In addition, it was determined that local Connecticut counsel be retained to represent the Special Committee in connection with the Shareholder Litigation in order to maintain the separate constituencies and responsibilities of AFEI and AFG.

     On May 27, 1997, Mr. Hahl, as the Special Committee of the Board of Directors (Mr. Anreder did not participate), and AFEI engaged Gruss on an exclusive basis to act as its financial advisor to render an opinion with respect to the fairness, from a financial point of view, to AFEI's common shareholders (other than AFG and its affiliates) of the consideration to be received in the proposed AFEI Merger. See "-- Opinion of Financial Advisor." Pursuant to an engagement letter dated May 28, 1997, AFEI has agreed to pay Gruss $600,000, payable upon delivery of the Opinion (whether favorable or unfavorable) to the Special Committee. AFEI has also agreed to reimburse Gruss for its reasonable out of pocket expenses, including the fees and disbursements of its counsel, and to indemnify Gruss and certain related entities and persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

     On May 29, 1997, a due diligence session was held in Cincinnati, Ohio. At the meeting, representatives of Gruss and the Special Committee's legal counsel reviewed AFG's financial condition, results of operations, cash flow, competitive position and business prospects. There were also presentations made on specific business segments of AFG.

     Between May 7, 1997 and June 6, 1997, the Special Committee and its legal counsel continued to negotiate the terms of the Merger Agreement with AFG and its legal counsel in order to resolve open issues and to establish the final terms of the transaction for consideration by the Special Committee. By June 6, 1997, substantially all of the business terms of the Merger Agreement had been negotiated.

     On June 12, 1997, the Special Committee met, together with representatives of Gruss and Mr. Bartlett of Morrison & Foerster LLP. The Special Committee reviewed the terms of the draft Merger Agreement, the process and timing of the due diligence review by its legal counsel and Gruss of AFG and the AFEI Merger, and the proposed nature and timing of any fairness opinion that could be issued by Gruss.

     On June 20, 1997, the Special Committee met, together with representatives of Gruss and Mr. Bartlett of Morrison & Foerster LLP. Representatives of Gruss presented a draft of their proposed presentation and opinion. Messrs. Anreder and Hahl asked questions concerning the procedures Gruss had followed in reaching its tentative conclusions and explored the remaining diligence and analysis to be accomplished. See "-- Summary of Analyses" below. The Committee also discussed negotiating an increase in the cash portion of the merger consideration to reflect the recent increase in the price of AFG Common Stock. It was noted that many minority holders (other than certain members of the Gruss family) might elect the cash alternative, and, after further discussion, it was decided to discuss an increase in the cash alternative with AFG.

     On June 24, 1997, at a meeting of the Special Committee at which Mr. Bartlett and other representatives of Morrison & Foerster LLP were present, representatives of Gruss presented a final draft of its proposed opinion as to the fairness, from a financial point of view, of the merger consideration of the proposed AFEI Merger. See "-- Opinion of Financial Advisor." Mr. Hahl stated that he had discussed increasing the cash alternative with a representative of AFG, and that the merger consideration would remain unchanged. Messrs. Anreder and Hahl asked questions concerning the relative valuations of the cash and stock portions of the exchange ratios. A representative of Gruss discussed the comparisons to comparable transactions. The representative also noted that AFEI's stock price was relatively suppressed, because AFEI was somewhat similar to a closed-end investment fund (because approximately three-quarters of its assets consist of securities of another company and there is a fixed number of shares of AFEI Common Stock outstanding), which typically trades at a discount from net asset value. See "Opinion of Financial Advisor -- Summary of Analysis." After reviewing the current status of the Merger Agreement, the results of due diligence by Gruss and legal counsel to the Committee and the status of the Shareholder Litigation, the Special Committee unanimously resolved to recommend the AFEI Merger to the AFEI Board of Directors and shareholders, subject to receipt of (a) a final Merger Agreement, substantially identical to the terms previously negotiated by them, executed by AFG and (b) an executed opinion from Gruss, substantially identical to the opinion reviewed by them at the meeting.

     On July 9, 1997, the AFEI Board of Directors held a special meeting at which all members were present, including the two members of the Special Committee. The AFEI Board of Directors, based solely upon the recommendation of the Special Committee, unanimously approved the Merger Agreement, which previously had been executed by AFG. This approval was given after presentations by the financial advisor and legal counsel for the Special Committee. In addition, Gruss delivered its opinion and written report to the Special Committee to the effect that, as of such date and based upon and subject to certain matters stated therein, the merger consideration is fair to the holders of AFEI common stock (other than AFG and its affiliates), from a financial point of view. See "-- Opinion of Financial Advisor." Copies of the opinion and written report were delivered to all members of the AFEI Board of Directors. Following the meeting, the Merger Agreement was executed by AFEI, and immediately thereafter, a joint press release was issued announcing the execution of the definitive Merger Agreement.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF AFEI; REASONS FOR RECOMMENDATIONS

     The Special Committee has concluded that the consideration to be received by the holders of AFEI Common Stock (other than AFG and its affiliates) pursuant to the AFEI Merger, is fair to such holders from a financial point of view. As a result, the Special Committee has recommended approval of, and, based solely on the recommendation of the Special Committee, the Board of Directors of AFEI has unanimously approved, the Merger Agreement and the transactions contemplated thereby. THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF AFEI UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS OF AFEI VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE AFEI MERGER.

     In reaching the conclusion and recommendation described above, the Special Committee considered the following factors:

      1. The terms of the Merger Agreement, which reflect the results of negotiations between, and satisfy the competing interests of, AFG and AFEI.

      2. The written opinion, dated July 9, 1997, of Oscar Gruss & Son, Incorporated to the Special Committee to the effect that, as of such date and based upon and subject to certain matters stated therein, the merger consideration to be received by the holders of AFEI Common Stock (other than AFG and its affiliates) pursuant to the AFEI Merger, was fair to such holders from a financial point of view. The Special Committee viewed this factor, together with the factors set forth in paragraphs 4, 5 and 6 as favorable, since it provided an additional indication that the consideration to be offered to the holders of AFEI Common Stock is fair to such holders.

      3. The structure of the transaction, including that each of the holders of AFEI Common Stock (other than AFG and its affiliates) have the choice to receive cash or AFG Holdings Common Stock. The Special Committee viewed this factor, together with the factors set forth in paragraphs 6 and 7, as favorable because holders of AFEI Common Stock would be able both to receive cash for a portion of their AFEI Common Stock and participate in any growth of AFG Holdings through their ownership of AFG Holdings Common Stock.

      4. The fact that the cash alternative substantially exceeds the highest trading price of AFEI Common Stock prior to the announcement of the AFEI Merger proposal was considered a favorable factor by the Special Committee. In addition, the Special Committee considered favorable the fact that $37.00 per share, although less than the price of AFG Common Stock on July 9, 1997, was approximately the price of AFG Common Stock when the merger transaction was proposed in February 1997, represented a slight premium over Gruss' calculated value of AFEI Common Stock (see "Opinion of Financial Advisor") and downside protection if the price of AFG Common Stock were to decrease prior to the time a shareholder was required to elect cash or AFG Holdings Common Stock. The Special Committee felt that the primary factor in determining the $37.00 per share cash alternative was the relative trading prices of AFG Common Stock and AFEI Common Stock just prior to the announcement of the AFEI Merger.

      5. The anticipated greater liquidity available for holders of shares of AFEI Common Stock who exchange such shares for shares of AFG Holdings Common Stock, because of the significantly greater number of shares of AFG Holdings Common Stock expected to be outstanding after the AFEI Merger was considered a favorable factor by the Special Committee.

      6. A review of AFG's financial condition, results of operations, cash flows, competitive position and business prospects. The Special Committee viewed this factor, in conjunction with the factors set forth in paragraphs 3 and 7, as favorable.

      7. The fact that as of June 30, 1997, three-fourths of AFEI's assets consisted of AFG Common Stock. The Special Committee viewed this factor as favorable because those holders of AFEI Common Stock exchanging their shares for shares of AFG Holdings Common Stock will be able to own their interests in AFG directly, eliminating AFEI as the intermediary.

      8. As a result of the AFEI Merger, AFEI would no longer be a public company. This will provide savings to AFEI as well as to AFG because AFEI would no longer have to incur the costs associated with AFEI having public shareholders, which was considered a favorable factor by the Special Committee.

      9. The treatment of the AFEI Merger as a tax-free transaction for federal income tax purposes for those AFEI shareholders receiving solely shares of AFG Holdings Common Stock, which will permit the holders of AFEI Common Stock to avoid having to realize gain upon the receipt of AFG Common Stock in the AFEI Merger, which was considered a favorable factor by the Special Committee.

     10. The fact that approval of the AFEI Merger requires the affirmative vote of both the holders of 80% of the outstanding shares of AFEI Common Stock and the holders of two-thirds of those shares of AFEI Common Stock not beneficially owned by AFG or its officers, directors or associates. The Special Committee viewed this factor as favorable because it allows nonaffiliated holders to determine independently whether the AFEI Merger should be approved.

     The Special Committee did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Special Committee viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

OPINION OF FINANCIAL ADVISOR

     Oscar Gruss & Son, Incorporated acted as financial advisor to the AFEI Special Committee in connection with the AFEI Merger. Gruss was founded in 1947 as a private investment and merchant bank and securities firm. Among other services, Gruss provides valuations of businesses and their securities in connection with mergers and acquisitions, public offerings and for other purposes.

     In connection with Gruss' engagement, the Special Committee requested that Gruss evaluate the fairness, from a financial point of view, to AFEI of the consideration to be received by the holders of AFEI Common Stock (other than AFG and its affiliates) in the AFEI Merger. At a meeting of the Special Committee, held on July 9, 1997, Gruss rendered to the Special Committee a written opinion to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the holders of AFEI Common Stock (other than AFG and its affiliates) in the AFEI Merger was fair to such holders from a financial point of view (the "Gruss Opinion").

     In arriving at its opinion, Gruss (i) reviewed the Merger Agreement, (ii) reviewed publicly available information concerning AFEI, AFG and certain affiliates of AFG that Gruss believed to be relevant to its inquiry, (iii) reviewed financial and operating information with respect to the business, operations and prospects of AFG and AFEI furnished to Gruss by AFG, (iv) met with certain officers and employees of AFG and AFEI and certain affiliates concerning their respective businesses, operations, assets, present condition and future prospects, (v) considered certain financial and stock market data of AFEI and AFG and compared that data with similar data for other publicly traded companies that Gruss deemed relevant, (vi) considered analyses of the respective contributions in terms of assets, liabilities and earnings of AFG and AFEI to AFG Holdings and the relative ownership of AFG Holdings after the Merger by the current shareholders of AFG and AFEI and (vii) considered the elimination of the costs and other burdens associated with AFEI having public shareholders. The cost savings have been estimated to be approximately $500,000 annually, including a reduction in state franchise taxes, audit services, shareholder communications costs, personnel costs, stock exchange expenses, insurance costs and other miscellaneous expenses of operation (ranging individually from $30,000 to $150,000). Gruss did not review any financial projections with respect to AFG, AFEI or any affiliates of AFG as it was advised by AFG management that such companies did not prepare projections of operating results.

     In reaching its opinion, Gruss assumed and relied upon the accuracy and completeness of the financial and other information furnished to it and did not assume responsibility for or make any independent verification of such information. Gruss also took into account its assessment of general economic, market and financial conditions and its expertise in similar transactions as well as its experience in securities valuation generally. The Gruss Opinion necessarily is based upon regulatory, economic, market and other conditions as they existed on, and the information made available to it as of, the date of the Gruss Opinion. Gruss did not express any opinion as to the value of AFG Holdings Common Stock when issued pursuant to the AFEI Merger or the price at which AFG Holding Common Stock will trade subsequent to the AFEI Merger.


     The full text of the Gruss Opinion, which has been updated to October 31, 1997, and which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. AFEI SHAREHOLDERS ARE URGED TO READ THE GRUSS OPINION CAREFULLY IN ITS ENTIRETY. The Gruss Opinion is directed only to the fairness of the consideration to be received by shareholders of AFEI Common Stock (other than AFG and its affiliates) in the AFEI Merger from a financial point of view, does not address any other aspect of the AFEI Merger or any related transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the proposed AFEI Merger or whether any such shareholder should elect to receive cash or shares of AFG Holdings Common Stock. The summary of the Gruss Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of Gruss Opinion.


SUMMARY OF ANALYSIS

     Pro Forma Acquisition Analysis. Gruss performed a series of analyses based on the Pro Forma Financial Information for the year ended December 31, 1996 and the three months ended March 31, 1997, prepared by AFG management, which included adjustments for the AFEI Merger and the AFC Merger and certain other adjustments. See "Pro Forma Financial Information" included elsewhere in this Joint Proxy Statement/Prospectus. The pro forma adjustments also assume in the first scenario that AFEI holders elect to receive solely AFG Holdings Common Stock in exchange for their AFEI common stock and in the second scenario that AFEI holders elect to receive 50% cash and 50% AFG Holdings Common Stock. Based upon such information and assumptions, AFG's pro forma earnings before extraordinary items per share of common stock for the year ended December 31, 1996, increased from $4.31 to $4.38 in the first scenario and $4.44 in the second scenario (1.6% and 3.0% increases, respectively). This increase resulted primarily from a decrease in the charge for minority interest. This increase in pro forma earnings supported Gruss's opinion that the merger consideration to be received by holders of AFEI Common Stock electing to receive AFG Holding Common Stock was fair from a financial point of view.

     Analysis of AFG. AFG is primarily a multi-line property and casualty and an annuity and life insurance company. AFG also owns 42.7% of the common stock of Chiquita Brands International, Inc. ("Chiquita"), a publicly traded company. In analyzing AFG, Gruss reviewed, among other things;
(i) the closing price of AFG common stock on June 20, 1997($40.63 per share);
(ii) the previous two-year trading range of AFG Common Stock; (iii) relevant publicly available financial information on AFG, including its Annual Reports, Forms 10-K, Forms 10-Q and Proxy Statements, as well as news releases and research reports; and (iv) selected comparable publicly traded companies.

     Gruss' valuation methodology segmented AFG into the insurance operations and the Chiquita holdings (which represented approximately 15% of AFG's Equity Market Capitalization (total shares of Common Stock outstanding multiplied by the closing market price per share as of a specified date) as of June 20, 1997). Gruss valued the insurance operations based primarily upon an analysis of comparable publicly traded companies. Gruss did not perform a discounted cash flow analysis since AFG does not engage in forward projections of operating results because its management believes that such projections have limited utility. In addition, because AFG owns approximately 82% of AFEI Common Stock, Gruss did not perform an analysis of comparable merger and acquisition transaction multiples. Gruss selected publicly traded property and casualty and annuity insurance companies that, in Gruss' judgement, were most closely comparable to AFG (the "AFG Comparable Companies") based upon general business, operating and financial characteristics, although Gruss recognized that each of the AFG Comparable Companies is distinguishable from AFG in certain respects. However, the guiding principle behind the choice of the AFG Comparable Companies was finding a group of companies with a business mix as close as possible to AFG's. To facilitate this process, Gruss disaggregated AFG's business into property and casualty and annuity operations. Gruss then searched for firms with a significant percentage of their business operations in complementary areas. The AFG Comparable Companies included as part of the property and casualty insurance group were Argonaut Group, Inc., W.R. Berkeley Corp., The Chubb Corp., Fremont General Corporation, Guaranty National Corp., Integon Corp., Orion Capital Corporation, The Progressive Corporation, TIG Holdings Inc., and Zenith National Insurance Corp. The AFG Comparable Companies included as part of the annuity insurance group were Amvestors Financial Corporation, Equitable of Iowa Companies, Presidential Life Corp., Sunamerica Inc. and Western National Corp. Gruss reviewed, among other things, each AFG Comparable Company's (i) selected balance sheet data (both on a statutory and GAAP accounting basis); (ii) operating statement data, including latest twelve month ("LTM") net income;
(iii) future net income estimates made by research analysis; and (iv) historical trading ranges of common stock.

     Gruss calculated a range of market multiples for the AFG Comparable Companies by dividing the Total Market Capitalization (Equity Market Capitalization as of June 20, 1997 plus total debt, preferred stock and minority interest, less equity in investee companies and cash and cash equivalents as reported in its most recently available Form 10-Q) for each AFG Comparable Company by such company's statutory surplus as reported in its most recently available Form 10-Q or Form 10-K. Multiples of Total Market Capitalization to statutory surplus for the AFG Comparable Companies ranged from 1.4x to 5.3x. Gruss then calculated a range of market multiples by dividing each of the AFG Comparable Company's respective Equity Market Capitalization as of June 20, 1997 by its book value and tangible book value as reported in the most recently available Form 10-Q. Gruss also calculated the multiples of common stock prices per share to actual 1996 earnings per share, LTM earnings per share (ending March 31, 1997) and composite equity research analysts' estimates of 1997 and 1998 earnings per share (as reported by I/B/E/S International Inc.) for the AFG Comparable Companies. Multiples of Equity Market Capitalization to book value and tangible book value ranged from 1.1x to 3.6x for property and casualty companies (median of 1.7x) and from 1.2x to 3.2x for annuity companies (median of 1.8x). Multiples of common stock prices to actual 1996 earnings per share ranged from 11.5x to 24.6x for property and casualty companies (median of 13.9x) and from 10.6x to 25.8x for annuity companies (median of 14.7x). Multiples of common stock to estimated 1997 earnings per share ranged from 11.1x to 21.9x for property and casualty companies (median of 12.8x) and from 11.0x to 18.7x for annuity companies (median of 14.2x). Multiples of common stock to estimated 1998 earnings per share ranged from 10.2x to 19.8x for property and casualty companies (median of 11.1x) and from 9.7x to 15.9x for annuity companies (median of 12.8x). Multiples of common stock prices to LTM earnings per share ranged from 10.5x to 22.2x for property and casualty companies (median of 12.4x) and from 10.3x to 22.9x for annuity companies (median of 14.4x). In reviewing the AFG Comparable Companies, Gruss placed greatest emphasis on multiples for LTM earnings per share of common stock, since AFG did not supply Gruss with projected 1997 and 1998 earnings per share. Based on the aforementioned multiple ranges of the comparable companies, Gruss selected an 11x to 16x multiple range to apply to LTM adjusted net income for AFG's insurance operations. (Adjusted LTM net income was computed from AFG's 1996 net income, adjusted for the LTM period ending March 31, 1997, and excludes certain nonrecurring events including net realized gains, the environmental reserve, an after-tax adjustment for excess catastrophe rate and the results of Chiquita which is valued separately in the Gruss analysis.) Based on these multiples and adjusted LTM net income, Gruss derived an implied range of values for AFG's insurance business of $2.3 billion to $3.3 billion.

     In addition to its insurance business, AFG holds a significant position in Chiquita. Based on the closing market price at June 20, 1997 of $15.00 per share, AFG's holding in Chiquita had a value of $362.1 million. Gruss also reviewed Chiquita's previous 52-week trading range of common stock and relevant publicly available financial information including its Annual Reports, Forms 10-K, Forms 10-Q and Proxy Statements as well as new releases and research reports.

     Overall Analysis of AFG. Adding the implied valuation range for AFG's insurance businesses of $2.28 billion to $3.32 billion to the valuation of AFG's Chiquita holdings of $362.1 million, Gruss derived a valuation range for AFG of $2.64 billion to $3.68 billion. This valuation range in turn implied a valuation range for AFG common stock of $43.20 to $60.14 per share, which supports Gruss' conclusion as to the fairness of the merger consideration from a financial point of view to the shareholders of AFEI (other than AFG and its affiliates).

     Analysis Relating to AFEI. AFEI is a holding company the principal assets of which consist of cash, shares of common stock of AFG, a multi-line property and casualty insurance company, and of AAG, an annuity insurance company. Gruss reviewed AFEI's (i) closing price of common stock on February 28, 1997, prior to the initial merger announcement ($27.50 per share); (ii) the previous two-year trading range of AFEI common stock, and (iii) relevant publicly available financial information, including its Annual Reports, Forms 10-K, Forms 10-Q and Proxy Statements, as well as new releases. In performing its analysis of AFEI, Gruss used such valuation methodologies as Gruss deemed necessary or appropriate for purposes of rendering its opinion.

     Gruss derived a range of equity valuations for AFEI by applying market prices to its holdings of AFG and AAG. Based upon the June 20, 1997 closing prices, AFEI's holdings of AFG and AAG common stock, plus the market value of its other assets as of March 31, 1997, less AFEI's $68.4 million intercompany debt to AFC (as of March 31, 1997), Gruss calculated a value of $36.43 per share of AFEI common stock. AFEI shareholders are offered either $37.00 or one share of AFG (which Gruss calculated to be worth between $43.20 and $60.14 per share) for each share of AFEI. Since both of these options are greater than or equal to the calculated value of a share of AFEI Common Stock (which Gruss calculated to be $36.43), this analysis supports Gruss' conclusion that the merger consideration is fair from a financial point of view to the AFEI public shareholders.

CERTAIN HOLDINGS OF AFG AND AFEI COMMON STOCK

  AFG

     The Lindner Family is the beneficial owner of approximately 45% of AFG's Common Stock. The Lindner Family may be deemed to be controlling persons of AFG. For additional information concerning the ownership of AFG Common Stock by the principal shareholders, directors and executive officers of AFG, please see the Proxy Statement of AFG for its 1997 Annual Meeting of Shareholders which has been filed with the Commission by AFG and is incorporated herein by reference.

  AFEI

     The following shareholders are the only persons known by AFEI to own beneficially five percent or more of the outstanding AFEI Common Stock as of September 30, 1997:

                        NAME AND ADDRESS                      AMOUNT AND NATURE OF     PERCENT
                      OF BENEFICIAL OWNER                     BENEFICIAL OWNERSHIP     OF CLASS
    --------------------------------------------------------  --------------------     --------
    American Financial Group, Inc...........................       10,986,429(a)         80.7%
    One East Fourth Street
    Cincinnati, Ohio 45202
    Regina Gruss............................................          986,472(b)          7.2%
    33 Riverside Drive
    New York, New York 10023

---------------

(a) The Lindner Family shares with AFG voting and dispositive power with respect to the shares of AFEI Common Stock owned by AFG.

(b) Additionally, Mrs. Gruss is a director of a charitable and educational foundation which beneficially owns 145,616 shares of AFEI. Mrs. Gruss disclaims beneficial ownership with respect to all of the shares held in the foundation.

     Information concerning AFEI's Common Stock beneficially owned by each director and executive officer of AFEI as of September 30, 1997, is shown in the following table:

                                                       AMOUNT AND NATURE OF
                                                       BENEFICIAL OWNERSHIP
                                                 ---------------------------------
                                                 SHARES    EXERCISABLE                   PERCENT
                                                 OWNED     OPTIONS(b)       TOTAL       OF CLASS
                                                 -----     -----------     -------     -----------
    Carl H. Lindner (a)........................   -0-            -0-           -0-         --
    Julius S. Anreder..........................  14,744          -0-        14,744         (c)
    James E. Evans.............................  56,000       60,000       116,000         (c)
    Robert D. Lindner..........................  10,000          -0-        10,000         (c)
    Fred J. Runk...............................  88,194          -0-        88,194         (c)
    Thomas E. Mischell.........................  40,000       35,000        75,000         (c)
    Neil M. Hahl...............................   -0-            -0-           -0-         --

---------------

(a) In addition, Mr. Carl H. Lindner may be deemed to beneficially own the shares of AFEI Common Stock held by AFG.

(b) Represents shares which may be acquired upon exercise of stock options.

(c)  Less than 1%.

CERTAIN LITIGATION AFFECTING THE AFEI MERGER

     A lawsuit was filed following the April 23, 1997 public announcement of a proposal whereby AFG would acquire the AFEI Common Stock not owned by AFG. The lawsuit named AFG, AFEI and six of AFEI's directors as defendants, alleged that the price offered in the proposal for AFEI's Common Stock is inadequate, and sought to temporarily or permanently enjoin any transaction, or, alternatively, sought rescission or compensatory damages. The class action complaint alleged breaches of fiduciary and common law duties and was filed in Superior Court in Hartford, Connecticut, as Harry Lewis v. Carl H. Lindner, et al. The defendants filed a motion to dismiss based on Connecticut law "prior demand" requirements and cases and statutes which would hold or indicate that appraisal is the sole remedy which would be available to plaintiffs in this instance. While defendants' motion to dismiss was pending, Mr. Lewis passed away. The administrator of his estate has decided not to proceed with this action either as a plaintiff or as a class representative. On September 24, 1997, counsel for plaintiffs filed a motion for approval of withdrawal of class action.

                             THE AFG REORGANIZATION

GENERAL

     The Board of Directors of AFG has unanimously approved the AFG Reorganization Agreement, pursuant to which AFG would become a wholly-owned subsidiary of AFG Holdings and the shareholders of AFG would become the shareholders of AFG Holdings. The members of AFG's Board of Directors are Carl
H. Lindner, James E. Evans, Thomas M. Hunt, Theodore H. Emmerich, Keith E. Lindner, Carl H. Lindner III, S. Craig Lindner and William R. Martin. The Board of Directors and executive officers of AFG Holdings are identical to those of AFG.

     On the effective date of the AFG Reorganization (the "AFG Reorganization Effective Date"), the shareholders of AFG (other than AFC and its subsidiaries) would receive AFG Holdings Common Stock in exchange for their AFG Common Stock on a one-for-one basis. The AFG Holdings Common Stock would be listed on the New York Stock Exchange as the AFG Common Stock now is, and AFG stock certificates would constitute "good delivery" for transactions occurring after the AFG Reorganization. It would not be necessary to exchange AFG stock certificates for AFG Holdings stock certificates, as outstanding AFG stock certificates would automatically represent the AFG Holdings shares into which they would be converted. AFG Common stock held by AFC and its subsidiaries (which is treated as retired for AFG's financial accounting purposes and, under state law, cannot be voted) would not be affected by the AFG Reorganization.

     The AFG Reorganization would be accomplished through the merger of AFG Acquisition Corp., an Ohio corporation, with and into AFG, with AFG surviving, pursuant to the AFG Reorganization Agreement, a copy of which is attached hereto as Annex A. The Articles of Incorporation and Code of Regulations of AFG would be those of the surviving company following the AFG Reorganization. In the AFG Reorganization, the shares of common stock of AFG Acquisition Corp. issued and owned by AFG Holdings would be converted to, and thereafter represent, all of the issued and outstanding shares of AFG Common Stock (except for shares held by AFC and its subsidiaries). The officers and directors of AFG immediately prior to the AFG Reorganization would be the officers and directors of the surviving company. All issued and outstanding shares of AFG Common Stock prior to the AFG Reorganization would thereafter constitute AFG Holdings Common Stock.

     Applicable Ohio law provides, generally, that the surviving corporation in an Ohio merger succeeds to all of the rights, properties, obligations and liabilities of each of the constituent corporations. As a result, after the AFG Reorganization, AFG would generally be entitled to the benefit of the pre-reorganization rights and properties, and would be responsible for the pre-reorganization obligations and liabilities, of both AFG and AFG Acquisition Corp. However, AFG Acquisition Corp. is not intended to have any rights, properties, obligations or liabilities other than those associated with the AFG Reorganization.

CONDITIONS TO THE AFG REORGANIZATION

     If the shareholders of AFG approve the AFG Reorganization, the transaction would be completed as promptly as practicable. However, subject to contractual obligations under the AFEI Merger Agreement, the AFG Reorganization Agreement may be abandoned if circumstances develop which, in the opinion of the AFG Board of Directors, make the AFG Reorganization no longer in the best interests of the shareholders of AFG.

PRINCIPAL REASONS FOR THE AFG REORGANIZATION

     The principal reasons for the AFG Reorganization are to reduce administrative costs and inefficiencies and facilitate the elimination of one publicly traded company (AFEI).

AFG HOLDINGS COMPANY STRUCTURE, NO CHANGE IN AFG'S BUSINESS

     The AFG Reorganization would result in AFG's shareholders becoming shareholders of a holding company initially whose sole assets would be the stock of AFG and any other entities which it may acquire or form in the future (including by operation of the AFEI Merger). See "Principal Reasons for the AFG

Reorganization." The AFG Reorganization itself would not effect any change in the business, management, properties or financial condition of AFG. The employee benefit plans and arrangements of AFG are not expected to be materially affected by the AFG Reorganization, although certain of them would be assumed by AFG Holdings and others would remain the obligations of AFG. In particular, AFG Holdings has adopted a stock option plan covering 5,294,778 shares of its Common Stock and options under this plan would be issued to replace the outstanding options exercisable for shares of AFG Common Stock on the same terms and conditions as those outstanding options.

VOTE REQUIRED

     An affirmative vote of a majority of the outstanding shares of AFG Common Stock.

DIRECTORS' RECOMMENDATION

     Based primarily on the expected reduction in administrative costs and the benefits of a simplified organizational structure if the AFG Reorganization and AFEI Merger are consummated, the AFG Board of Directors unanimously approved the AFG Reorganization and has recommended that AFG's shareholders vote in favor of the transaction.

NAME CHANGES

     Upon the consummation of the AFG Reorganization, AFG Holdings will change its name to "American Financial Group, Inc." and AFG will change its name to "AFC Holding Company."

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of AFG consists of 200 million shares of Common Stock and 25 million shares of Preferred Stock. At the effective time of the AFG Reorganization, the authorized capital stock of AFG Holdings will also consist of 200 million shares of Common Stock and 25 million shares of Preferred Stock.

AFG HOLDINGS' BOARD OF DIRECTORS, MANAGEMENT

     Following the AFG Reorganization, AFG Holdings will have the same directors and executive officers as AFG's present management. Information concerning those persons as well as a description of executive compensation and certain relationships and related transactions involving those persons is contained in the material incorporated by reference herein with respect to AFG.

DISSENTERS' RIGHTS

     The following is a summary of the principal steps which an AFG shareholder must take to perfect dissenters' rights under Section 1701.85 of the Ohio Revised Code (the "ORC"). The summary is qualified in its entirety by Section 1701.85 of the ORC, a copy of which is attached hereto as Annex D. Failure to take any one of the required steps may result in forfeiture of the rights of the shareholder under the ORC.

     Exercise of dissenters' rights under the ORC may result in a judicial determination that the "fair cash value" of the dissenting AFG shareholder's shares is higher or lower than the value of the AFG Holdings Common Stock to be paid for each share of AFG Common Stock in the AFG Reorganization.

     Any AFG shareholder whose shares are not voted for adoption of the AFG Reorganization may be entitled, if the AFG Reorganization is consummated, to be paid the "fair cash value" of such shares held of record on the record date. To be entitled to such payment, such shareholder must serve a written demand therefor upon AFG Holdings at One East Fourth Street, Cincinnati, Ohio, 45202 on or before the tenth day after the shareholder vote adopting the AFG Reorganization and must otherwise comply with Section 1701.85 of the ORC. AFG Holdings will not inform shareholders of the expiration of the ten-day period and therefore dissenting shareholders are advised to retain this Joint Proxy Statement/Prospectus. A vote for adoption of the AFG Reorganization constitutes a waiver of dissenters' rights. Submission of a properly executed proxy without a designation of "against" or "abstain" will constitute a vote for the AFG Reorganization. Failure to vote does not constitute a waiver of dissenters' rights. The required written demand must specify the shareholder's name and address, the number of shares of AFG Common Stock held of record on the record date and the amount claimed as the "fair cash value" of the shares. Voting against adoption of the AFG Reorganization will not of itself constitute a written demand as required by Section 1701.85 of the ORC.

     If AFG Holdings requests, dissenting shareholders must submit their share certificates to AFG Holdings within 15 days after the making of such request for endorsement thereon by AFG Holdings of a legend that demand for appraisal has been made. Such certificates will be returned promptly to the dissenting shareholder by AFG Holdings. AFG Holdings intends to make such a request to dissenting shareholders.

     If AFG Holdings and any dissenting shareholder cannot agree on the "fair cash value" of the shares of AFG Common Stock, either may within three months after service of the demand by the shareholder, file a complaint in the Court of Common Pleas of Hamilton County, Ohio, for a determination of the "fair cash value" of such shareholder's AFG Common Stock. The Court, if it determines that the dissenting shareholder is entitled to be paid the "fair cash value" of the AFG Common Stock, may appoint one or more appraisers to determine its value. If the Court approves the appraisers' report, judgment will be entered therefor, and the costs of the proceeding, including reasonable compensation to the appraisers, shall be assessed or apportioned as the Court considers equitable. "Fair cash value" is the amount which a willing seller, under no compulsion to sell, would be willing to accept, and which a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event in excess of the amount specified in the shareholder's demand. "Fair cash value" would be determined as of the day prior to that on which the shareholder vote is taken at the Special Meeting and would exclude any appreciation or depreciation in market value of AFG Common Stock resulting from the proposed transaction. AFG Holdings does not intend to file such a complaint. Therefore, a dissenting shareholder must timely file such a complaint to protect his rights to a judicial determination under the ORC.

     The right of any dissenting shareholder to be paid the "fair cash value" of the AFG Common Stock will terminate if: (i) for any reason the AFG Reorganization, although adopted by shareholder vote, does not become effective;
(ii) the dissenting shareholder fails to serve an appropriate timely written demand upon AFG Holdings; (iii) the dissenting shareholder does not, upon request of AFG Holdings, timely surrender certificates for an endorsement thereon of a legend to the effect that demand for the "fair cash value" of such AFG Common Stock has been made; (iv) the demand is withdrawn by the dissenting shareholder, with the consent of the Board of Directors of AFG Holdings; (v) AFG Holdings and the dissenting shareholder shall not have come to an agreement as to the "fair cash value" of the AFG Common Stock and neither shall have filed a complaint in the Court as described above or (vi) the dissenting shareholder has otherwise not complied with the requirements of Section 1701.85 of the ORC.

     From the time a dissenting shareholder's demand is made until the termination of the right arising from that demand, all rights accruing from such AFG Common Stock, including dividend and voting rights, shall be suspended. If the right to receive "fair cash value" is terminated other than by purchase of the dissenting shareholder's AFG Common Stock by AFG Holdings, all such shareholder's rights with respect to AFG Common Stock shall be restored to the shareholder; if the AFG Reorganization has then been consummated, such rights shall consist solely of the right to receive the shares of AFG Holdings as provided in the AFG Reorganization.

                                THE AFEI MERGER

TERMS OF THE MERGER

     AFEI, AFG Holdings, AFEI Acquisition Corp. (a wholly-owned subsidiary of AFG Holdings formed for purposes of the Merger) and AFG entered into the AFEI Merger Agreement on July 11, 1997. If the AFEI Merger is approved by the required vote of AFEI shareholders, AFEI Acquisition Corp. will merge with and into AFEI with AFEI being the surviving corporation. As a result of the AFEI Merger, each share of AFEI Common Stock not beneficially owned by AFG or AFG Holdings shall be converted into the right to receive either one share of AFG Holdings Common Stock or $37.00 in cash.

     The consummation of the AFEI Merger will take place within five business days of the satisfaction or waiver of certain conditions in the AFEI Merger Agreement or at such other time as the parties may mutually agree.

VOTE REQUIRED

     Under Connecticut law and the AFEI Merger Agreement, approval of the AFEI Merger will require the affirmative vote of both (i) the holders of at least 80% of the outstanding shares of AFEI Common Stock and (ii) the holders of at least two-thirds of the outstanding shares of AFEI Common Stock not beneficially owned by AFG or its affiliates or associates (approximately 2,265,000 shares, including the 986,472 shares beneficially owned by Mrs. Gruss).

EFFECTIVE TIME OF THE ACQUISITION

     If approved by AFEI shareholders and if all other conditions to the completion of the AFEI Merger are either waived or satisfied, the AFEI Merger will be consummated through the filing of merger documents with the Secretary of the State of Connecticut, at which time it will become effective.

EFFECT ON COMMON STOCK; EFFECT ON STOCK OPTIONS

     Each outstanding share of AFEI Common Stock, not beneficially owned by AFG, will be exchanged, at the option of the holder, for either (i) one share of AFG Holdings Common Stock, or (ii) $37.00 in cash. AFEI shareholders may also elect to receive their merger consideration partly in cash and partly in AFG Holdings Common Stock. Each holder of outstanding options to purchase AFEI Common Stock wishing to exercise such options, must do so prior to the Effective Time, at which time all such options would otherwise expire.

CASH ELECTION

     Holders of shares of AFEI Common Stock are receiving with this Joint Proxy Statement/Prospectus a Letter of Transmittal form which they must fill out and return by the Effective Time, if they desire to receive their merger consideration in cash, or partly in cash and partly in AFG Holdings Common Stock. If no election is specified by a shareholder, or if a properly completed Letter of Transmittal is not received by AFG Holdings on or before the Effective Time, such shareholder will receive solely AFG Holdings Common Stock.

CONDITIONS

     The respective obligations of AFEI, AFG and AFG Holdings to effect the AFEI Merger are subject to the satisfaction (or waiver by AFEI and either AFG or AFG Holdings) at or prior to the Effective Time, of certain conditions as follows:

          (a) consummation of the AFG Reorganization.

          (b) any applicable waiting period relating to the AFEI Merger shall have expired or been terminated;

          (c) there shall not be in effect: (i) any judgment, injunction, decree or order issued by any federal, state or local court or arbitrator of competent jurisdiction; or (ii) any statute, rule, regulation or order enacted or promulgated by any federal, state or local, legislative, administrative or regulatory body of competent jurisdiction, that, in either case, prohibits or restricts the consummation of the AFEI Merger or makes such consummation illegal or restricts in any material respect or prohibits the effective operation of the business of AFG and AFEI;

          (d) the approval of the AFEI Merger by the affirmative vote of the requisite votes of the shareholders of AFEI as provided in Sections 33-817(j) and 33-841 of the Connecticut Business Corporation Act (See "-- Vote Required");

          (e) the receipt of an opinion of tax counsel substantially to the effect that: (i) no gain or loss will be recognized by AFEI or AFG Holdings as a result of the AFEI Merger; (ii) no gain or loss will be recognized by shareholders of AFEI who receive only shares of AFG Holdings Common Stock in the AFEI Merger; (iii) the tax basis of the shares of AFG Holdings Common Stock owned by each former shareholder of AFEI who takes only stock will be the same as the tax basis of the shares of AFEI Common Stock formerly owned by the particular shareholder; and (iv) the holding period of the shares of AFG Holdings Common stock received by an AFEI shareholder will include the period during which the particular shareholder held the AFEI Common Stock that is exchanged in the AFEI Merger, provided that such shares were held as capital assets immediately prior to the AFEI Merger.

     In addition, the obligation of AFEI to effect the AFEI Merger is subject to the satisfaction (or waiver by AFEI) at or prior to the Effective Time, of the following additional conditions:

          (a) The Special Committee shall have received from Gruss an opinion to the effect that the consideration for the AFEI Merger is fair, from a financial point of view, to holders of AFEI Common Stock (other than AFG and its affiliates); and

          (b) The shares of AFG Holdings Common Stock to be received in the AFEI Merger shall be listed on the New York Stock Exchange.

     AFEI intends to resolicit shareholder proxies with respect to approval of the AFEI Merger if any material conditions are waived.

AMENDMENT AND TERMINATION

     The AFEI Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time, notwithstanding prior approval by the AFEI shareholders, as follows:

          (a) by the mutual written consent of the Board of Directors of each of AFEI (including the Special Committee) and AFG;

          (b) by either AFEI or AFG if the AFEI Merger has not been consummated by November 1, 1997 except as a result of the failure by the party desiring termination to fulfill any obligation under the AFEI Merger Agreement;

          (c) by either AFEI or AFG if a court of competent jurisdiction in the United States or any state thereof or other United States governmental, regulatory or administrative body shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties agree to use their best efforts through appeals and otherwise to vacate) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the AFEI Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

          (d) by AFEI, if AFG materially breaches a warranty, representation or covenant, or by AFG, if AFEI materially breaches a warranty, representation or covenant.

     The AFEI Merger Agreement may be amended at any time before or after adoption by the shareholders of AFEI, but after shareholder approval no amendment shall be made which adversely affects the rights of the shareholders of AFEI without the approval of the affected shareholders.

EXPENSES

     Whether or not the AFEI Merger is consummated, each party to the AFEI Merger Agreement will pay its own expenses in connection with the AFEI Merger. AFEI's expenses are estimated to be approximately $750,000. AFG's expenses are estimated to be approximately $1.5 million.

DISSENTERS' RIGHTS

     AFEI shareholders objecting to the AFEI Merger and complying with statutory requirements are entitled to assert dissenters' rights under, and thus have the right to be paid fair value for their shares as provided in, Sections 33-855 to 33-872 of the Connecticut Business Corporation Act (the "CBCA"), a copy of which is set forth in Annex E to this Joint Proxy Statement/Prospectus. This right is the exclusive remedy of an AFEI shareholder with respect to the AFEI Merger, whether or not such shareholder proceeds as provided in CBCA Sections 33-855 to 33-872.

     The following is only a summary of the rights of an objecting holder of AFEI Common Stock. Any holder of AFEI Common Stock who intends to object to the AFEI Merger should carefully review the text of the applicable provisions of the CBCA set forth in Annex E to this Joint Proxy Statement/Prospectus and may also wish to consult an attorney. The failure of a holder of AFEI Common Stock to follow precisely the procedures summarized below and set forth in Annex E may result in loss of dissenters' rights. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished by AFEI to holders of AFEI Common Stock, except as otherwise required by law.

     In general, any objecting shareholder who perfects the right to be paid the fair value of AFEI Common Stock in cash may recognize taxable gain or loss for federal income tax purposes upon receipt of such cash. (See "Certain United States Federal Income Tax Consequences.")

     Shareholders electing to exercise dissenters' rights must give written notice to AFEI of their intent to demand payment as provided in the CBCA prior to the voting on the proposal to approve the AFEI Merger. No shares held by a shareholder electing to exercise dissenters' rights may be voted in favor of the AFEI Merger. Beneficial owners of shares must contact the record owner of the shares, such as a bank or broker, to exercise this right.

     If the AFEI Merger is approved, shareholders providing the required notice to AFEI may require AFEI to purchase their shares at fair value. The CBCA requires that AFEI send a dissenters' notice to shareholders who have complied with CBCA Section 33-861 no later than ten days after the consummation of the AFEI Merger. The dissenters' notice sent by AFEI must state where the demand for payment must be sent and where and when certificates for shares of AFEI Common Stock must be deposited; supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the AFEI Merger; and requires that each shareholder asserting dissenters' rights certify whether or not such shareholder acquired beneficial ownership of the shares before that date. Finally, AFEI must set a date by which AFEI must receive the payment demand.

     A dissenting shareholder must demand payment for shares and make the certification relating to beneficial ownership referenced above. Such shareholder must also submit the certificate or certificates representing shares held to AFEI in accordance with the terms of the dissenters' notice. After AFEI either receives a demand for payment by an AFEI shareholder, or upon consummation of the AFEI Merger, AFEI is required to pay each shareholder who properly makes a demand pursuant to the CBCA the amount AFEI estimates to be the fair value of such shareholder's shares, plus accrued interest as provided in the CBCA. The CBCA also sets forth procedures for a dissenting shareholder to disagree with AFEI's estimate of the fair value and judicial resolution of any unresolved disagreement.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P., in its capacity as tax counsel ("Tax Counsel") to AFG, AFEI and AFG Holdings, the following are the material U.S. federal income tax consequences relevant to shareholders of AFG and AFEI whose shares of common stock of AFG and AFEI would be exchanged for shares of common stock of AFG Holdings and/or cash (collectively, the "Exchanging Shareholders"). This summary does not purport to be a complete analysis of all potential tax considerations relevant to the Exchanging Shareholders. The summary is limited solely to U.S. federal income tax matters. The summary discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, administrative rulings and pronouncements of the Internal Revenue Service ("IRS"), and judicial decisions, all as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect.

     The summary of tax consequences to Exchanging Shareholders is limited to those Exchanging Shareholders that hold shares of common stock in AFG or AFEI (and that will hold AFG Holdings Common Stock) as capital assets for U.S. federal income tax purposes. This summary does not purport to address U.S. federal income tax consequences that may be applicable to particular categories of shareholders, including banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt persons, dealers in securities or currencies, persons with significant holdings of AFG or AFEI Common Stock, persons holding AFG or AFEI Common Stock as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, non-United States persons, including foreign corporations and nonresident alien individuals, and shareholders, partners or beneficiaries of holders of AFG or AFEI Common Stock. This summary does not address any tax considerations under the laws of any state, locality, or jurisdiction, or foreign country.

     THE UNITED STATES FEDERAL INCOME TAX SUMMARY SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON AN EXCHANGING SHAREHOLDER'S PARTICULAR SITUATION. EXCHANGING SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE EXCHANGE OF SHARES OF COMMON STOCK OF AFG AND AFEI FOR SHARES OF COMMON STOCK OF AFG HOLDINGS AND/OR CASH, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

TAX TREATMENT OF THE MERGER TRANSACTIONS

     The AFG Reorganization. No gain or loss will be recognized by AFG shareholders who are deemed to have exchanged shares of AFG Common Stock solely for shares of AFG Holdings Common Stock pursuant to the AFG Reorganization. In addition, no gain or loss will be recognized as a result of the AFG Reorganization by AFG Holdings, AFG Acquisition Corp., or AFG.

     The AFEI Merger. No gain or loss will be recognized by AFEI shareholders who exchange shares of AFEI Common Stock solely for shares of AFG Holdings Common Stock pursuant to the AFEI Merger. Taxable gain (if any), but not loss, will be recognized by an AFEI shareholder that receives cash in addition to AFG Holding Common Stock, generally in an amount equal to the lesser of (i) the excess of the cash plus the fair market value of the stock received over the tax basis of the stock surrendered, and (ii) the amount of cash received. Also, taxable gain (or loss) will generally be recognized by a shareholder that receives solely cash. Exchanging Shareholders should consult their own tax advisors with respect to the tax character (e.g., capital gain or ordinary income) of any taxable gain (or loss) recognized in connection with the AFEI Merger. No gain or loss will be recognized as a result of the AFEI Merger by AFG Holdings, AFEI Acquisition Corp., or AFEI.


TAX BASIS OF AFG HOLDINGS COMMON STOCK


     To Shareholders of AFG. The tax basis of an Exchanging Shareholder in AFG Holdings Common Stock received in the AFG Reorganization will be the same as such Exchanging Shareholder's tax basis in the AFG Common Stock surrendered for such shares of AFG Holdings Common Stock.

     To Shareholders of AFEI. The tax basis of AFG Holding Common Stock to an Exchanging Shareholder receiving solely AFG Holdings Common Stock in the AFEI Merger will be the same as such Exchanging Shareholder's tax basis in the AFEI Common Stock surrendered for such shares of AFG Holdings Common Stock. An Exchanging Shareholder receiving both AFG Holdings Common Stock and cash in the AFEI Merger will generally have a basis in AFG Holdings Common Stock equal to the basis in the AFEI Common Stock surrendered minus the cash received plus the gain recognized in the AFEI Merger.

HOLDING PERIOD OF AFG HOLDINGS COMMON STOCK

     An Exchanging Shareholder's holding period in AFG Holdings Common Stock received in the exchange will include the period during which such Exchanging Shareholder held the AFG or AFEI Common Stock surrendered.

BACKUP WITHHOLDING ON CASH PAYMENTS

     Federal income tax backup withholding at a rate of 31 percent on dividends and proceeds from a sale, exchange, or redemption of AFG Holdings Common Stock may apply unless the holder (i) is a corporation or comes within certain other exempt categories (and, when required, demonstrates this fact) or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

                        PRO FORMA FINANCIAL INFORMATION

     The following Pro Forma Condensed Consolidated Financial Statements are unaudited and have been derived from, and should be read in conjunction with, AFG's historical financial statements which are incorporated herein by reference. The Pro Forma Balance Sheet at June 30, 1997 assumes the AFEI Merger and AFC Merger were consummated at that date. The Pro Forma Statements of Earnings for the six months ended June 30, 1997 and the year ended December 31, 1996 assume the Mergers were consummated on January 1, 1996. These statements give effect to (i) the exercise of all AFEI Common Stock options, (ii) the acquisition of all shares of AFEI Common Stock not owned by AFG in exchange for AFG Common Stock on a share-for-share basis, or alternatively, assuming holders of 50% and 100% of such shares, respectively, elect to receive $37.00 per AFEI share in cash and (iii) the acquisition of all outstanding shares of AFC Series F and Series G Preferred Stocks in exchange for $235.8 million in cash and $70.4 million in a new issue of AFC Series J Preferred Stock.

     Beneficial holders of approximately 50% of AFEI Common Stock not owned by AFG have expressed their intention to elect to receive AFG Common Stock in the AFEI Merger. Management believes that this fact, coupled with the recent trading prices for AFG Common Stock, make it likely that most holders will elect to receive AFG Common Stock in the AFEI Merger.

     The fair value of the consideration to be issued by AFC for its Series F Preferred Stock exceeds the stated value by $143.4 million. In accordance with a recent SEC position on accounting, this excess will reduce earnings available to AFG's common shareholders for purposes of computing earnings per share. Since this transaction is nonrecurring, it does not affect the Pro Forma Statements of Earnings.

     The pro forma statements of earnings do not necessarily reflect the results of operations of AFG which would have actually resulted had the AFEI and AFC Mergers occurred as of the dates indicated, nor should they be taken as indicative of AFG's future results of operations.

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                 JUNE 30, 1997

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                      PRO FORMA
                                                                     ADJUSTMENTS                           PRO FORMA --
                                                                     AFEI MERGER                            AFEI MERGER
                                                         -----------------------------------     ---------------------------------
                                            HISTORICAL   ALL STOCK   50% CASH      100% CASH     ALL STOCK   50% CASH    100% CASH
                                            ----------   ---------   --------      ---------     ---------   ---------   ---------
ASSETS
  Cash and investments....................  $11,993.8     $   7.1(a)  $(44.1)(d)    $ (95.3)(d)  $12,000.9   $11,949.7   $11,898.5
  Recoverables from reinsurers and prepaid
    reinsurance premiums..................      951.5          --         --             --         951.5       951.5       951.5
  Agents balances and premiums
    receivable............................      676.7          --         --             --         676.7       676.7       676.7
  Other assets............................    1,736.1          --         --             --       1,736.1     1,736.1     1,736.1
                                            ---------      ------     ------         ------      ---------   ---------    -------
                                            $15,358.1     $   7.1     $(44.1)       $ (95.3)     $15,365.2   $15,314.0   $15,262.8
                                            =========      ======     ======         ======      =========   =========    =======
LIABILITIES AND CAPITAL
  Unpaid losses and loss adjustment
    expenses..............................  $ 4,086.0     $    --     $   --        $    --      $4,086.0    $4,086.0    $4,086.0
  Unearned premiums.......................    1,336.8          --         --             --       1,336.8     1,336.8     1,336.8
  Annuity benefits accumulated............    5,469.5          --         --             --       5,469.5     5,469.5     5,469.5
  Life, accident and health benefit
    reserves..............................      589.5          --         --             --         589.5       589.5       589.5
  Long-term debt..........................      470.1          --         --             --         470.1       470.1       470.1
  Other liabilities.......................    1,131.2          --         --             --       1,131.2     1,131.2     1,131.2
                                            ---------      ------     ------         ------      ---------   ---------    -------
      Total liabilities...................   13,083.1          --         --             --      13,083.1    13,083.1    13,083.1
  Minority interest.......................      656.1       (70.7)(b)   (70.7)(b)     (70.7)(b)     585.4       585.4       585.4
  Common Stock and capital surplus........      779.8        77.8(c)    26.6(e)       (24.6)(f)     857.6       806.4       755.2
  Retained earnings.......................      600.5          --         --             --         600.5       600.5       600.5
  Net unrealized gains on marketable
    securities, net of deferred income
    taxes.................................      238.6          --         --             --         238.6       238.6       238.6
                                            ---------      ------     ------         ------      ---------   ---------    -------
      Total shareholders' equity..........    1,618.9        77.8       26.6          (24.6)      1,696.7     1,645.5     1,594.3
                                            ---------      ------     ------         ------      ---------   ---------    -------
                                            $15,358.1     $   7.1     $(44.1)       $ (95.3)     $15,365.2   $15,314.0   $15,262.8
                                            =========      ======     ======         ======      =========   =========    =======
Number of Shares Outstanding..............       58.9         2.8        1.4             --          61.7        60.3        58.9
                                            =========      ======     ======         ======      =========   =========    =======
Book Value per Share......................  $   27.48                                            $  27.51    $  27.29    $  27.06
                                            =========                                            =========   =========    =======

                                            PRO FORMA                   PRO FORMA
                                            ADJUSTMENTS     ---------------------------------
                                            AFC MERGER      ALL STOCK   50% CASH    100% CASH
                                            ----------      ---------   ---------   ---------
ASSETS
  Cash and investments....................   $ (235.8)(g)   $11,765.1   $11,713.9   $11,662.7
  Recoverables from reinsurers and prepaid
    reinsurance premiums..................         --          951.5       951.5       951.5
  Agents balances and premiums
    receivable............................         --          676.7       676.7       676.7
  Other assets............................         --        1,736.1     1,736.1     1,736.1
                                            ---------       ---------   ---------   ---------
                                             $ (235.8)      $15,129.4   $15,078.2   $15,027.0
                                            =========       =========   =========   =========
LIABILITIES AND CAPITAL
  Unpaid losses and loss adjustment
    expenses..............................   $     --       $4,086.0    $4,086.0    $4,086.0
  Unearned premiums.......................         --        1,336.8     1,336.8     1,336.8
  Annuity benefits accumulated............         --        5,469.5     5,469.5     5,469.5
  Life, accident and health benefit
    reserves..............................         --          589.5       589.5       589.5
  Long-term debt..........................         --          470.1       470.1       470.1
  Other liabilities.......................         --        1,131.2     1,131.2     1,131.2
                                            ---------       ---------   ---------   ---------
      Total liabilities...................         --       13,083.1    13,083.1    13,083.1
  Minority interest.......................      (92.4)(h)      493.0       493.0       493.0
  Common Stock and capital surplus........         --          857.6       806.4       755.2
  Retained earnings.......................     (143.4)(g)      457.1       457.1       457.1
  Net unrealized gains on marketable
    securities, net of deferred income
    taxes.................................         --          238.6       238.6       238.6
                                            ---------       ---------   ---------   ---------
      Total shareholders' equity..........     (143.4)       1,553.3     1,502.1     1,450.9
                                            ---------       ---------   ---------   ---------
                                             $ (235.8)      $15,129.4   $15,078.2   $15,027.0
                                            =========       =========   =========   =========
Number of Shares Outstanding..............         --           61.7        60.3        58.9
                                            =========       =========   =========   =========
Book Value per Share......................                  $  25.18    $  24.91    $  24.63
                                                            =========   =========   =========

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

       PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED)

                         SIX MONTHS ENDED JUNE 30, 1997

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                               PRO FORMA ADJUSTMENTS                     PRO FORMA --
                                                                    AFEI MERGER                           AFEI MERGER
                                                         ----------------------------------    ---------------------------------
                                            HISTORICAL   ALL STOCK    50% CASH    100% CASH    ALL STOCK   50% CASH    100% CASH
                                            ----------   ---------    --------    ---------    ---------   --------    ---------
INCOME
  Insurance premiums......................   $1,414.8      $  --       $   --       $  --      $1,414.8    $1,414.8    $1,414.8
  Investment income.......................      427.5         --(i)        --(i)       --(i)      427.5      427.5        427.5
  Other income............................       91.1         --           --          --          91.1       91.1         91.1
                                             --------      -----        -----        ----      --------    --------       -----
                                              1,933.4         --           --          --       1,933.4    1,933.4      1,933.4
COSTS AND EXPENSES
  Property and casualty insurance:
    Losses and loss adjustment expenses...      964.5         --           --          --         964.5      964.5        964.5
    Commissions and other underwriting
      expenses............................      377.6         --           --          --         377.6      377.6        377.6
  Annuity, life, accident and health
    benefits..............................      189.4         --           --          --         189.4      189.4        189.4
  Interest charges on borrowed money......       27.6         --(i)        --(i)       --(i)       27.6       27.6         27.6
  Minority interest.......................       30.1       (0.6)(j)     (0.6)(j)    (0.6)(j)      29.5       29.5         29.5
  Other operating and general expenses....      147.2         --           --          --         147.2      147.2        147.2
                                             --------      -----        -----        ----      --------    --------       -----
                                              1,736.4       (0.6)        (0.6)       (0.6)      1,735.8    1,735.8      1,735.8
Earnings before income taxes and
  extraordinary items.....................      197.0        0.6          0.6         0.6         197.6      197.6        197.6
Provision for income taxes................       72.6         --(k)        --(k)       --(k)       72.6       72.6         72.6
                                             --------      -----        -----        ----      --------    --------       -----
EARNINGS BEFORE EXTRAORDINARY ITEMS.......   $  124.4      $ 0.6       $  0.6       $ 0.6      $  125.0    $ 125.0     $  125.0
                                             ========      =====        =====        ====      ========    ========       =====
EARNINGS BEFORE EXTRAORDINARY ITEMS PER
  COMMON SHARE............................   $   2.07                                          $   1.98    $  2.03     $   2.08
                                             ========                                          ========    ========       =====

Average number of Common Shares...........       60.2        2.8          1.4          --          63.0       61.6         60.2

                                            PRO FORMA                 PRO FORMA
                                            ADJUSTMENTS   ----------------------------------
                                            AFC MERGER    ALL STOCK    50% CASH    100% CASH
                                            ----------    ---------    --------    ---------
                                            <
INCOME
  Insurance premiums......................    $   --      $1,414.8     $1,414.8    $1,414.8
  Investment income.......................        --(i)      427.5       427.5        427.5
  Other income............................        --          91.1        91.1         91.1
                                               -----      --------     --------       -----
                                                  --       1,933.4     1,933.4      1,933.4
COSTS AND EXPENSES
  Property and casualty insurance:
    Losses and loss adjustment expenses...        --         964.5       964.5        964.5
    Commissions and other underwriting
      expenses............................        --         377.6       377.6        377.6
  Annuity, life, accident and health
    benefits..............................        --         189.4       189.4        189.4
  Interest charges on borrowed money......        --(i)       27.6        27.6         27.6
  Minority interest.......................      (8.9)(l)      20.6        20.6         20.6
  Other operating and general expenses....        --         147.2       147.2        147.2
                                               -----      --------     --------       -----
                                                (8.9)      1,726.9     1,726.9      1,726.9
Earnings before income taxes and
  extraordinary items.....................       8.9         206.5       206.5        206.5
Provision for income taxes................        --(k)       72.6        72.6         72.6
                                               -----      --------     --------       -----
EARNINGS BEFORE EXTRAORDINARY ITEMS.......    $  8.9      $  133.9     $ 133.9     $  133.9
                                               =====      ========     ========       =====
EARNINGS BEFORE EXTRAORDINARY ITEMS PER
  COMMON SHARE............................                $   2.13 (m) $  2.17 (m) $   2.22 (m)
                                                          ========     ========       =====
Average number of Common Shares...........        --          63.0        61.6         60.2

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

       PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED)

                          YEAR ENDED DECEMBER 31, 1996

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                 PRO FORMA ADJUSTMENTS                        PRO FORMA --
                                                                      AFEI MERGER                             AFEI MERGER
                                                         --------------------------------------     --------------------------------
                                            HISTORICAL   ALL STOCK      50% CASH      100% CASH     ALL STOCK   50% CASH   100% CASH
                                            ----------   ---------      --------      ---------     ---------   --------   ---------
INCOME
  Insurance premiums......................   $2,948.1      $  --         $   --         $  --       $2,948.1    $2,948.1   $2,948.1
  Investment income.......................      846.4         --(i)          --(i)         --(i)       846.4      846.4       846.4
  Other income............................      320.9         --             --            --          320.9      320.9       320.9
                                             --------      -----          -----         -----       --------    --------   --------
                                              4,115.4         --             --            --        4,115.4    4,115.4     4,115.4
COSTS AND EXPENSES
  Property and casualty insurance:
    Losses and loss adjustment expenses...    2,131.4         --             --            --        2,131.4    2,131.4     2,131.4
    Commissions and other underwriting
      expenses............................      793.8         --             --            --          793.8      793.8       793.8
  Annuity, life, accident and health
    benefits..............................      364.1         --             --            --          364.1      364.1       364.1
  Interest charges on borrowed money......       76.1         --(i)          --(i)         --(i)        76.1       76.1        76.1
  Minority interest.......................       47.8       (8.3)(j)       (8.3)(j)      (8.3)(j)       39.5       39.5        39.5
  Other operating and general expenses....      348.9         --             --            --          348.9      348.9       348.9
                                             --------      -----          -----         -----       --------    --------   --------
                                              3,762.1       (8.3)          (8.3)         (8.3)       3,753.8    3,753.8     3,753.8
Earnings before income taxes and
  extraordinary items.....................      353.3        8.3            8.3           8.3          361.6      361.6       361.6
Provision for income taxes................       91.3         --(k)          --(k)         --(k)        91.3       91.3        91.3
                                             --------      -----          -----         -----       --------    --------   --------
EARNINGS BEFORE EXTRAORDINARY ITEMS.......   $  262.0      $ 8.3         $  8.3         $ 8.3       $  270.3    $ 270.3    $  270.3
                                             ========      =====          =====         =====       ========    ========   ========
EARNINGS BEFORE EXTRAORDINARY ITEMS PER
  COMMON SHARE............................   $   4.31                                               $   4.25    $  4.35    $   4.45
                                             ========                                               ========    ========   ========
Average number of Common Shares...........       60.8        2.8            1.4            --           63.6       62.2        60.8

                                            PRO FORMA                    PRO FORMA
                                            ADJUSTMENTS     ------------------------------------
                                            AFC MERGER      ALL STOCK     50% CASH     100% CASH
                                            ----------      ---------     --------     ---------
INCOME
  Insurance premiums......................    $   --        $2,948.1      $2,948.1     $2,948.1
  Investment income.......................        --(i)        846.4        846.4         846.4
  Other income............................        --           320.9        320.9         320.9
                                              ------        --------      --------     --------
                                                  --         4,115.4      4,115.4       4,115.4
COSTS AND EXPENSES
  Property and casualty insurance:
    Losses and loss adjustment expenses...        --         2,131.4      2,131.4       2,131.4
    Commissions and other underwriting
      expenses............................        --           793.8        793.8         793.8
  Annuity, life, accident and health
    benefits..............................        --           364.1        364.1         364.1
  Interest charges on borrowed money......        --(i)         76.1         76.1          76.1
  Minority interest.......................     (17.8)(l)        21.7         21.7          21.7
  Other operating and general expenses....        --           348.9        348.9         348.9
                                              ------        --------      --------     --------
                                               (17.8)        3,736.0      3,736.0       3,736.0
Earnings before income taxes and
  extraordinary items.....................      17.8           379.4        379.4         379.4
Provision for income taxes................        --(k)         91.3         91.3          91.3
                                              ------        --------      --------     --------
EARNINGS BEFORE EXTRAORDINARY ITEMS.......    $ 17.8        $  288.1      $ 288.1      $  288.1
                                              ======        ========      ========     ========
EARNINGS BEFORE EXTRAORDINARY ITEMS PER
  COMMON SHARE............................                  $   4.53 (m)  $  4.63 (m)  $   4.74 (m)
                                                            ========      ========     ========
Average number of Common Shares...........        --            63.6         62.2          60.8

                         AMERICAN FINANCIAL GROUP, INC.
               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(a) Assumes $7.1 million in cash is received from the exercise of options for 337,500 shares of AFEI Common Stock at an average price of $20.97 per share.

(b) Elimination of the interests of minority shareholders in AFEI.

(c) Reflects the issuance of 2,766,107 shares of AFG (AFG Holdings prior to the name change) Common Stock in exchange for a like number of shares of AFEI Common Stock.

(d) Assumes $7.1 million in cash is received from the exercise of options as discussed in note (a) and (i) $51.2 million ($37.00 per share) in cash is paid for 50% of the 2,766,107 shares of AFEI Common Stock and (ii) $102.4 million in cash is paid for 100% of the 2,766,107 shares of AFEI Common Stock.

(e) Reflects the issuance of 1,383,054 shares of AFG (AFG Holdings prior to the name change) Common Stock in exchange for a like number of shares of AFEI Common Stock.

(f) Represents the excess of the cash assumed used to repurchase 2,766,107 shares of AFEI Common Stock over the interests of minority shareholders in AFEI.

(g) Represents exchange of AFC Series F and Series G Preferred Stock for cash and issuance of AFC Series J Preferred Stock as follows:

        11,900,725 shares of AFC Series F Preferred Stock at $24.00 per share...  $285.6
        1,964,158 shares of AFC Series G Preferred Stock at $10.50 per share....    20.6
        Less shares exchanged for AFC Series J Preferred Stock..................   (70.4)
                                                                                  ------
        Total cash assumed used to retire AFC Preferred Stock...................   235.8
        AFC Series J assumed issued in exchange for AFC Preferred Stock.........    70.4
                                                                                  ------
                                                                                   306.2
        Stated value of AFC Series F and G Preferred Stock......................   162.8
                                                                                  ------
        Charge to retained earnings.............................................  $143.4
                                                                                  ======

(h) Represents excess of stated value of AFC Series F and Series G Preferred Stock assumed retired ($162.8 million) over the estimated fair value of AFC Series J Preferred Stock assumed issued ($70.4 million).

(i) In accordance with SEC guidelines, the pro forma Statements of Earnings do not include adjustments for the cost of funds assumed used to retire AFEI Common Stock and AFC Preferred Stock. At a rate of 7%, interest expense would increase (or investment income would decrease) annually by $6.5 million ($4.2 million after tax) due to the AFEI Merger, assuming 100% elect cash, and by $16.5 million ($10.7 million after tax) due to the AFC Merger.

(j) Represents elimination of AFG's minority interest in AFEI's historical earnings.

(k) AFEI's earnings are included in AFC's consolidated tax return. Minority interest in note (j) above is not subject to tax effects.

(l) Represents the net reduction in AFC's preferred dividend requirement from the assumed retirement of the AFC Series F and Series G Preferred Stock and issuance of the Series J Preferred Stock in the AFC Merger.

(m) Pro forma earnings per share exclude a deduction to earnings available to Common Shares of $143.4 million to be recognized as a result of the proposed Merger. Per share amounts for this charge are as follows:

                                                                   PRO FORMA
                                                     -------------------------------------
                                                     ALL STOCK     50% CASH      100% CASH
                                                     ---------     ---------     ---------
    Six months ended June 30, 1997................     $2.28         $2.33         $2.38
    Year ended December 31, 1996..................      2.25          2.31          2.36

                         DESCRIPTION OF CAPITAL STOCKS

AFG HOLDINGS

     The following description is a summary and is qualified in its entirety by the provisions of AFG Holdings' Articles of Incorporation, Code of Regulations and the Ohio General Corporation Law.

     At the Effective Time of the AFG Merger, the total number of authorized shares of AFG Holdings Common Stock will be 200 million. There are 100 shares of AFG Holdings Common Stock issued and outstanding. Following the AFG Reorganization and the AFEI Merger, AFG Holdings will have approximately 62 million shares of Common Stock issued and outstanding.

     Holders of Common Stock of AFG Holdings are entitled to vote cumulatively for the election of directors. On all other matters, holders of AFG Holdings Common Stock are entitled to one vote per share. Holders of AFG Holdings Common Stock are not entitled to any preemptive rights.

     Subject to preferences which may be granted to holders of Preferred Stock, holders of AFG Holdings Common Stock are entitled to such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after the payment of liabilities and any Preferred Stock liquidation preferences.

     AFG Holdings is authorized to issue 25 million shares of Preferred Stock, without par value. AFG Holdings' Articles of Incorporation authorize the Board of Directors, without further shareholder approval, to designate for any series of Preferred Stock not fixed in AFG Holdings' Articles of Incorporation the voting powers, designations, preferences, conversion rights, and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as they determine and as are permitted by the Ohio General Corporation Law. The Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of the AFG Holdings Common Stock.

     The affirmative vote of the holders of a majority of the outstanding shares of AFG Holdings Common Stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations, share exchanges and similar transactions.

     AFG Holdings will act as its own transfer agent and registrar.

AFG

     The following description is a summary and is qualified in its entirety by the provisions of AFG's Articles of Incorporation, by-laws and the Ohio General Corporation Law.

     The total number of authorized shares of AFG Common Stock is 200 million. At September 30, 1997, there were 58,974,057 shares of AFG Common Stock issued and outstanding (not including 18,666,614 shares of AFG Common Stock held by AFC and AFEI), of which 1,369,635 shares were held by APU for the benefit of claimants under the 1978 Plan of Reorganization of AFG's predecessor. Also at that date, 5.3 million shares were reserved for issuance upon exercise of stock options granted or to be granted pursuant to AFG's Stock Option Plan.

     Any Preferred Stock issued would rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of AFG. No Preference Stock is outstanding.

     Holders of Common Stock of AFG are entitled to vote cumulatively for the election of directors. On all other matters, holders of AFG Common Stock are entitled to one vote per share. Holders of AFG Common Stock are not entitled to any preemptive rights.

     AFG is authorized to issue 25 million shares of Preferred Stock, without par value. The Board of Directors is authorized to designate for any series of Preferred Stock not fixed in AFG's Amended and Restated Articles of Incorporation the voting powers, designations, preferences, conversion rights, and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as they determine and as are permitted by the Ohio General Corporation Law. The Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock.

     The affirmative vote of the holders of a majority of the outstanding shares of AFG Common Stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations, share exchanges and similar transactions.

     AFG acts as its own transfer agent and registrar.

AFEI

     The following description is a summary and is qualified in its entirety by the provisions of AFEI's Certificate of Incorporation, Bylaws and the Connecticut Business Corporation Act.

     The total number of authorized shares of AFEI Common Stock is 20 million, of which 13,617,521 shares were issued and outstanding at September 30, 1997. At that date, options for 110,000 shares of AFEI Common Stock were outstanding. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders are entitled to vote cumulatively in the election of directors, but do not have preemptive rights.

     The affirmative vote of a majority of all votes entitled to be cast is required to approve mergers, sales of all or substantially all of AFEI's assets and similar transactions; provided that certain sections of the Connecticut Business Corporation Act discussed below under "Comparative
Rights -- Anti-Takeover Provisions" may impose additional requirements for certain business combinations. Amendments to the certificate of incorporation and shareholder amendments to the by-laws require the affirmative votes of a majority of the votes entitled to be cast which are voted; provided that a majority of all votes entitled to be cast is required with respect to an amendment to the certificate of incorporation that would create dissenters' rights, and that AFEI's certificate of incorporation also requires the vote of holders of 55% of shares of AFEI's Common Stock (other than shares held by a controlling person or such person's affiliates) with respect to amendments of certain sections.

     AFEI acts as its own transfer agent and registrar.

                               COMPARATIVE RIGHTS

AFG HOLDINGS AND AFG SHAREHOLDERS

     If the AFG Reorganization is consummated, all holders of AFG Common Stock (other than subsidiaries of AFG) will become common shareholders of AFG Holdings. The rights of holders of common stock of both AFG Holdings and AFG are governed by Ohio law. In addition, the rights and obligations of shareholders are also governed by the Articles of Incorporation and Code of Regulations of the respective companies.

     Because both AFG Holdings and AFG are Ohio corporations and their Articles of Incorporation and Codes of Regulations are substantially the same, there will be no change in the relative rights and obligations of holders of common stock of AFG when they become holders of common stock of AFG Holdings.

AFG HOLDINGS AND AFEI SHAREHOLDERS

     If the AFEI Merger is consummated, holders of AFEI Common Stock, other than AFG, will become common shareholders of AFG Holdings. The rights of holders of common stock of AFG Holdings are governed by Ohio law and those of AFEI by Connecticut law. In addition, the rights and obligations of shareholders are also governed by the Articles or Certificate of Incorporation and Code of Regulations or By-laws of the respective companies. As a result, there will be changes in the relative rights and obligations of holders of AFEI Common Stock when they become holders of AFG Holdings Common Stock.

  Voting of Shares of Common Stock

     Each share of AFG Holdings Common Stock and each share of AFEI Common Stock are entitled to one vote on each matter submitted to a vote of shareholders. No holder of any shares of AFG Holdings or AFEI has preemptive rights. Holders of AFG Holdings Common Stock and AFEI Common Stock can vote cumulatively with respect to the election of directors.

  Dividend Rights

     Subject to preferences granted to holders of Preferred Stock, if any, shareholders of AFG Holdings Common Stock and AFEI Common Stock are entitled to dividends declared by their respective Boards of Directors in their sole discretion, subject to the limitations set forth in the Ohio General Corporation Law and the Connecticut Business Corporation Act, respectively. Neither AFG Holdings nor AFEI has any preferred stock outstanding.

  Shareholder Approval

     Under AFG Holdings governing documents and the Ohio General Corporation Law, amendments to the Articles of Incorporation, mergers, sales of all or substantially all of AFG Holdings assets and similar transactions require approval of a majority of the outstanding voting power of the Corporation. An exception is provided for any amendment to the Articles of Incorporation which would eliminate cumulative voting in that the approval of two-thirds of the outstanding voting power of the Corporation would be required for any such amendment. AFG Holdings' Regulations may be amended at a meeting of shareholders by the affirmative vote of those shareholders holding a majority of AFG Holdings' outstanding voting power; the Regulations may be amended without a meeting by the affirmative vote of those shareholders holding two-thirds of AFG Holdings' outstanding voting power.

     The affirmative vote of a majority of all votes entitled to be cast is required to approve mergers, sales of all or substantially all of AFEI's assets and similar transactions. Amendments to the Certificate of Incorporation and shareholder amendments to the By-laws require the affirmative votes of a majority of the votes entitled to be cast which are voted; provided that a majority of all votes entitled to be cast is required with respect to an amendment to the Certificate of Incorporation that would create dissenters' rights, and that AFEI's Certificate of Incorporation also requires the vote of holders of 55% of the shares of AFEI Common Stock (other than shares held by a controlling person or such person's affiliates) with respect to amendments of certain sections.

  Dissenters' Rights

     Under Ohio law, appraisal rights are provided for mergers, amendments, sales of all or substantially all assets, and other similar transactions. A shareholder is entitled to relief as a dissenting shareholder provided that the shareholder was a record holder of the shares of the corporation on the date at which the proposal was submitted and such shares were not voted in favor of the proposal. Under Ohio law, the dissenting shareholder must deliver to the corporation a written demand for payment of the fair cash value of the shares as to which the shareholder seeks relief not later than ten days from the date on which the vote was taken on the proposal.

     Under Connecticut law, a shareholder is entitled to dissent and obtain fair value of the shares in the event of mergers, sales of all or substantially all of the corporation's assets and other similar transactions, and certain amendments to the corporation's certificate of incorporation. Before the vote is taken, the dissenting shareholder must deliver to the corporation a written notice of an intent to demand payment for such shares, and the shareholder must not vote in favor of the proposal.

  Call of Special Meetings

     Under AFG Holding's Code of Regulations, persons holding twenty-five percent of AFG Holdings' outstanding voting power are entitled to call a special meeting of shareholders. Under AFEI's By-laws, a special meeting of shareholders may be called by persons holding at least fifteen percent of all votes entitled to be cast on any issue proposed.

  Anti-Takeover Provisions

     AFG Holdings' Articles of Incorporation provide that the statutory provisions of Sections 1701.831 and Chapter 1704 of the Ohio Revised Code, both of which can have an anti-takeover effect, are not applicable to AFG Holdings.

     The Connecticut Business Corporation Act contains two sets of provisions regulating business combinations which may be viewed as having anti-takeover effects. The first of these sets of provisions, which is applicable to the present merger proposal, prohibits AFEI from engaging in a business combination with an interested shareholder, generally defined as a owner of 10% or more of the outstanding voting power of the Company, unless the combination satisfies certain requirements or is approved by the affirmative vote of at least 80% of the voting power and two-thirds of the voting power, other than stock held by the interested shareholder or its affiliates or associates. All voting power in AFEI resides in its Common Stock. Business combinations are generally defined to include mergers, asset sales, certain types of stock issuances and other transactions resulting in a disproportionate financial benefit to the interested shareholder. A separate set of provisons of the Act prohibits any such business combination with an interested shareholder for a period of five years after the time the person became an interested shareholder unless the combination is approved in a prescribed manner.

  Removal of Directors

     The directors of both AFG Holdings and AFEI may be removed with cause at any time by vote of the shareholders. However, unless all directors are removed, a director may not be removed if the number of votes cast by shareholders against removal of that director would be sufficient to elect a director if cumulatively voted at an election for the entire Board.

  Indemnification of Directors

     Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by a corporation to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the corporation unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders. AFG Holdings' Regulations provide that AFG Holdings shall indemnify its officers and directors to the fullest extent provided by Ohio law.

     Sections 33-771 and 33-776 of the Connecticut Business Corporation Act permit a corporation generally to indemnify any individual made a party to a proceeding because he is or was a director or officer of the corporation against any liabilities incurred by such person in such proceedings if: (i) he conducted himself in good faith; and (ii) he reasonably believed (A) in the case of conduct in his official capacity; that his conduct was in the best interests of the Corporation and (B) in all other cases, that his conduct was at least not opposed to its best interests; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; provided, however, a corporation may not indemnify a director or officer under such section: (i) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that he has met the relevant standard of conduct set forth above; or (ii) in connection with any proceeding in which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity. In addition, Sections 33-772 and 33-776 of the Connecticut Business Corporation Act provide that a corporation shall indemnify each director and officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding. Moreover, because AFEI was incorporated prior to adoption of the Connecticut Business Corporation Act, AFEI is required to provide each of its directors and officers with the full amount of indemnification (except for advancement of expenses) permitted by Section 33-771, subject to a determination that such person has met the relevant standard of conduct and to authorization in the specific case.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for AFG Holdings by James C. Kennedy, Esq., Deputy General Counsel and Secretary of AFG Holdings and AFG. Mr. Kennedy is a full-time employee of AFG and beneficially owns 6,298 shares of AFG Common Stock.

                                    EXPERTS

     The balance sheet of AFG Holdings at July 1, 1997, appearing in this Registration Statement, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of AFG appearing in the AFG Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of AFEI appearing in the AFEI Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                               PROXY SOLICITATION

     Solicitation of proxies is being made by management at the direction of AFG's Board of Directors, without additional compensation, through the mail, in person or by telegraph or telephone. The cost will be borne by AFG. In addition, AFG will request brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares held of record by such persons, and AFG will reimburse them for their expenses in so doing. AFG has also retained Morrow & Co., Inc. to aid in the solicitation of proxies for a fee estimated at $4,000 plus out-of-pocket expenses.

                 SHAREHOLDER PROPOSALS FOR 1998 ANNUAL MEETING

     Proposals intended to be presented by Shareholders at the 1998 Annual Meeting of Shareholders of AFG or AFEI must be received by AFG or AFEI, as the case may be, not later than December 31, 1997, in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Any such proposal should be communicated in writing to the particular company's Secretary at the address indicated above. If the AFEI Merger is consummated, no such AFEI meeting will be held.

                      FINANCIAL STATEMENTS OF AFG HOLDINGS

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
American Financial Group Holdings, Inc.

     We have audited the accompanying balance sheet of American Financial Group Holdings, Inc. as of July 1, 1997 (date of inception). This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of American Financial Group Holdings, Inc. at July 1, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Cincinnati, Ohio
July 15, 1997

                    AMERICAN FINANCIAL GROUP HOLDINGS, INC.

                                 BALANCE SHEET

                        JULY 1, 1997 (DATE OF INCEPTION)

                                     ASSETS

Cash..................................................................................  $100
                                                                                        ====

                              SHAREHOLDERS' EQUITY

Shareholders' Equity:
  Common Stock, no par value
     1,000 shares authorized
     100 shares issued and outstanding................................................  $100
                                                                                        ====

     American Financial Group Holdings, Inc. ("AFG Holdings") was formed on July 1, 1997, to facilitate the reorganization of its parent, American Financial Group, Inc. ("AFG") and the merger of American Financial Enterprises, Inc. ("AFEI"), AFG's 81.9%-owned subsidiary. Upon the consummation of the AFG Reorganization, AFG Holdings will change its name to "American Financial Group, Inc." and AFG will change its name to "AFC Holding Company."

================================================================================

                            AMERICAN FINANCIAL GROUP
                                 HOLDINGS, INC.

                               61,660,397 Shares

                                  Common Stock

                            ------------------------

                           PROXY STATEMENT/PROSPECTUS

                            ------------------------


                                November 3, 1997



UNTIL NOVEMBER 28, 1997 ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Ohio Revised Code, Section 1701.13(E), allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgment and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless deemed otherwise by the court. Indemnification is to be made by a majority vote of a quorum of disinterested directors or the written opinion of independent counsel or by the shareholders or by the court. The Registrant's Code of Regulations extends such indemnification.

     AFG maintains, at its expense, Directors and Officers Liability and Company Reimbursement Liability Insurance. The Directors and Officers Liability portion of such policy covers all directors and officers of AFG and of the companies which are, directly or indirectly, more than 50% owned by AFG. The policy provides for payment on behalf of the directors and officers, up to the policy limits and after expenditure of a specified deductible, of all Loss (as defined) from claims made against them during the policy period for defined wrongful acts, which include errors, misstatements or misleading statements, acts or omissions and neglect or breach of duty by directors and officers in the discharge of their individual or collective duties as such. The insurance includes the cost of investigations and defenses, appeals and bonds, settlements and judgments, but not fines or penalties imposed by law. The insurance does not cover any claim arising out of acts alleged to have been committed prior to October 24, 1978. The insurer limit of liability under the policy is $50,000,000 in the aggregate for all losses each year subject to certain individual and aggregate deductibles. The policy contains various exclusions and reporting requirements.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NUMBER                         DESCRIPTION OF DOCUMENT
--------------       ------------------------------------------------------------
      2.1***         Agreement and Plan of Reorganization (AFG) (attached as
                     Annex A to the Joint Proxy Statement/Prospectus)
      2.2***         Agreement and Plan of Merger (AFEI) (attached as Annex B to the Joint Proxy Statement/Prospectus)
      3.1***         Articles of Incorporation of American Financial Group
                     Holdings, Inc.
      3.2***         Code of Regulations of American Financial Group Holdings,
                     Inc.
      3.3*           Articles of Incorporation of American Financial Group, Inc.,
                     as incorporated by reference to Exhibit 3(a) to AFG's Annual
                     Report on Form 10-K for the year ended December 31, 1995
      3.4*           Code of Regulations of American Financial Group, Inc. as
                     incorporated by reference to Exhibit 3(b) to AFG's Annual
                     Report on Form 10-K for the year ended December 31, 1995
      3.5*           Certificate of Incorporation of American Financial
                     Enterprises, Inc. as incorporated by reference to Exhibit
                     3(a) to AFEI's Annual Report on Form 10-K for the year ended
                     December 31, 1993
      3.6*           Bylaws of American Financial Enterprises, Inc. as
                     incorporated by reference to Exhibit 3(b) to AFEI's Annual
                     Report on Form 10-K for the year ended December 31, 1993

EXHIBIT NUMBER                         DESCRIPTION OF DOCUMENT
--------------       ------------------------------------------------------------
      3.7***         Amended and Restated Articles of Incorporation of American
                     Financial Group Holdings, Inc.
       5***          Opinion of James C. Kennedy, Esq.
        8            Opinion on tax matters of Akin, Gump, Strauss, Hauer & Feld,
                     LLP
     23.1            Consent of Ernst & Young, LLP, Independent Auditors
     23.2***         Consent of James C. Kennedy, Esq. (Contained on Exhibit 5)
     23.3***         Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP
     23.5***         Consent of Oscar Gruss & Son, Incorporated
     23.4***         Consent of Akin, Gump, Strauss, Hauer & Feld, LLP (contained on Exhibit 8)
    24***            Power of Attorney (contained on the signature page)
     99.1***         Opinion of Oscar Gruss & Son, Incorporated (attached as
                     Annex C to the Joint Proxy Statement/Prospectus)
     99.2***         Form of AFG Proxy
     99.3***         Form of AFEI Proxy
     99.4***         AFEI Letter of Transmittal


  * Incorporated by reference as indicated.

 ** To be filed by amendment.

*** Previously filed.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act, (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold in the termination of the offering.

          4. To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          5. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

          6. Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          7. That every prospectus (i) that is filed pursuant to paragraph 6 immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          8. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of AFG pursuant to the provisions described under Item 20 above, or otherwise (other than insurance), AFG has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by AFG of expenses incurred or paid by a director, officer or controlling person of AFG in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, AFG will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, other than indemnification pursuant to court order and not including any coverage under, or agreement to pay premiums for, any policy of insurance, is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio, on the 29th day of October, 1997.


                                      AMERICAN FINANCIAL GROUP HOLDINGS, INC.

                                      BY: CARL H. LINDNER
                                         ---------------------------------------
                                         Carl H. Lindner
                                         Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Persons whose names are marked with an asterisk (*) below hereby designate James C. Kennedy and Karl J. Grafe, or either of them, as their attorney-in-fact to sign all amendments, including post-effective amendments, to this Registration Statement.


             SIGNATURE                              CAPACITY                         DATE
-----------------------------------  --------------------------------------    -----------------

*                                    Chairman of the Board and Chief           October 29, 1997
-----------------------------------  Executive Officer (Principal Executive
Carl H. Lindner                      Officer)

*                                    Co-President and Director                 October 29, 1997
-----------------------------------
Carl H. Lindner III *

*                                    Co-President and Director                 October 29, 1997
-----------------------------------
Keith E. Lindner

*                                    Co-President and Director                 October 29, 1997
-----------------------------------
S. Craig Lindner

*                                    Director                                  October 29, 1997
-----------------------------------
Theodore H. Emmerich

*                                    Director                                  October 29, 1997
-----------------------------------
James E. Evans

*                                    Director                                  October 29, 1997
-----------------------------------
Thomas M. Hunt

*                                    Director                                  October 29, 1997
-----------------------------------
William R. Martin

FRED J. RUNK                         Senior Vice President and Treasurer       October 29, 1997
-----------------------------------  (Principal Financial and Accounting
Fred J. Runk                         Officer)

* By: KARL J. GRAFE
       ----------------------------
       Karl J. Grafe
       Attorney-in-fact